SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated October 23, 2014

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange releases dated October 23, 2014:

•                  Nokia Corporation Interim Report for Q3 2014 and January-September 2014

•                  Nokia appoints Sean Fernback to head HERE and as member of the Nokia Group Leadership Team

Nokia Corporation Interim Report for Q3 and January-September 2014 [FULL REPORT ATTACHED TO THE STOCK EXCHANGE RELEASE]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2014		Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal

STOCK EXCHANGE RELEASE

October 23, 2014

Nokia Corporation Interim Report for Q3 2014 and January-September 2014

Nokia Corporation
Interim Report
October 23, 2014 at 08:00 (CET+1)

This is a summary of the Nokia Corporation Interim Report for Q3 2014 and January-September 2014 published today. The complete Interim Report with tables for Q3 2014 and January-September 2014 is available at http://company.nokia.com/financials. Investors should not rely on summaries of Nokia’s interim reports only, but should review the full interim reports with tables.

FINANCIAL AND OPERATING HIGHLIGHTS

Third quarter 2014 highlights:

• Non-IFRS diluted EPS in Q3 2014 of EUR 0.09 (EUR 0.06 in Q3 2013); reported diluted EPS of EUR 0.19 (EUR 0.04 in Q3 2013)

• Net sales in Q3 2014 of EUR 3.3 billion (EUR 2.9 billion in Q3 2013)

Nokia Networks

• Nokia Networks achieved 13% year-on-year growth in net sales, from EUR 2.6 billion in Q3 2013 to EUR 2.9 billion in Q3 2014.

• In Q3 2014, Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 397 million, or 13.5% of net sales, compared to EUR 217 million, or 8.4% of net sales, in Q3 2013.

• The strong net sales and profitability improvement of Nokia Networks on a year-on-year basis was primarily due to major new LTE network deployments in North America and Greater China, which benefitted Mobile Broadband.

HERE

• HERE achieved 12% year-on-year growth in net sales, from EUR 211 million in Q3 2013 to EUR 236 million in Q3 2014.

• In Q3 2014, HERE sold map data licenses for the embedded navigation systems of 3.2 million new vehicles globally, compared to 2.6 million vehicles in Q3 2013.

Nokia Technologies

• Nokia Technologies achieved 9% year-on-year growth in net sales, from EUR 140 million in Q3 2013 to EUR 152 million in Q3 2014, primarily due to Microsoft becoming a more significant intellectual property licensee.

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Commenting on the third quarter results on a year-on-year basis, Rajeev Suri, Nokia President and CEO, said:

Nokia’s third quarter results demonstrate our strong position in a world where technology is undergoing significant change. We saw growth in all three of our businesses; non-IFRS earnings per share was up 50%; and we moved forward with our capital structure optimization program, returning cash to shareholders.

Performance at Nokia Networks was particularly satisfying, with both growth and improved profitability. Progress was widespread, with four of our six regions increasing sales; Mobile Broadband sales and profitability were up sharply; Global Services delivered its sixth consecutive quarter of double digit profitability; and I was pleased to see a rebound in Europe driven by our robust deal momentum. That said, I also want to be clear that Networks benefited from some unique developments in the quarter, with a business mix weighted towards Mobile Broadband and regional mix that included strong gains in North America.

HERE also delivered a double digit sales increase in the quarter. We are sharpening HERE’s strategy in order to better balance growth and profitability while ensuring relentless focus on priority segments such as automotive. I am confident that this strategy, combined with a new focus on efficiency gains, positions HERE well for the future.

Nokia Technologies continued to invest in the innovation and business infrastructure necessary to enable future growth and renewal of our strong patent portfolio. This work, as well as our current licensing activities, will take time to come to fruition, but I believe that we are moving rapidly in the right direction.

Third quarter 2014 material special items:

• In Q3 2014, we recorded a charge to operating profit of EUR 1.2 billion for the impairment of HERE goodwill. The impairment charge is based on our estimate that the recoverable amount of HERE is now EUR 2.0 billion. During Q3 2014, we also recognized a non-cash tax expense of EUR 0.3 billion due to valuation allowances related to HERE’s Dutch deferred tax assets.

• At the end of Q3 2014, due to improved operating performance, Nokia recognized EUR 2.1 billion of deferred tax assets from the reassessment of recoverability of deferred tax assets related to Finland and Germany, of which EUR 2.0 billion was recorded as a non-cash tax benefit in Q3 2014 reported tax expenses.

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Balance sheet highlights:

• Nokia ended Q3 2014 with a strong balance sheet and solid cash position with gross cash of EUR 7.6 billion and net cash of EUR 5.0 billion compared to EUR 9.0 billion and EUR 6.5 billion, respectively, at the end of Q2 2014.

• In Q3 2014, Nokia paid a special dividend of EUR 966 million (EUR 0.26 per share) and an ordinary dividend of EUR 408 million (EUR 0.11 per share). In Q3 2014, Nokia also commenced the share repurchases under its capital structure optimization program and used EUR 220 million for such share repurchases.

• The sequential decline in Nokia’s gross and net cash balances was primarily due to the payments of special and ordinary dividends during Q3 2014 and the commencement of share repurchasing. In addition, the sequential decline in Nokia’s cash position was driven by cash outflows related to acquisitions completed during the quarter, amounting to EUR 159 million, partially offset by positive cash flow from operations of EUR 399 million.

January-September 2014 highlights:

Nokia’s continuing operations net sales in January-September 2014 were EUR 8.9 billion

• Nokia’s continuing operations net sales for the nine months ended September 2014 decreased 3% year-on-year.

• Reported diluted EPS for the nine months ended September 2014 was EUR 0.21, compared to EUR 0.00 in the nine months ended September 2013.

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SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS third quarter 2014 results(1)					Reported and Non-IFRS January - September 2014 results(1)
EUR million	Q3/14	Q3/13	YoY Change	Q2/14	QoQ Change	Q1-Q3/ 2014	Q1-Q3/ 2013	YoY Change
Continuing Operations
Net sales	3 324	2 938	13%	2 942	13%	8 930	9 232	-3%
Gross margin % (non-IFRS)	44.5%	42.9%		44.0%		44.7%	41.9%
Operating expenses (non-IFRS)	-1 007	-963	5%	-940	7%	-2 872	-2 976	-3%
Operating profit (non-IFRS)	457	344	33%	347	32%	1 108	1 028	8%
Non-IFRS exclusions from operating profit	1 267	82		62		1 391	784
Operating profit	-810	262		284		-283	244
Profit (non-IFRS)	353	206	71%	215	64%	739	562	31%
Non-IFRS exclusions from profit	-407	68		241		-105	705
Profit	760	138	451%	-26		844	-143
EPS, EUR diluted (non-IFRS)	0.09	0.06	50%	0.06	50%	0.19	0.12	58%
EPS, EUR diluted (reported)	0.19	0.04	375%	-0.01		0.21	0.00
Net cash from operating activities	406	—		1 455	-72%	2 059	—
Net cash and other liquid assets	5 025	2 413	108%	6 497	-23%	5 025	2 413	108%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include

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rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. More information, including a reconciliation of our Q3 2014 and Q3 2013 non-IFRS results to our reported results, can be found in our complete Q3 2014 report with tables on pages 22-27. A reconciliation of our Q2 2014 non-IFRS results to our reported results can be found in our complete Q2 2014 interim report with tables on pages 22-27 published on July 24, 2014.

NOKIA’S OUTLOOK

• Nokia now expects Nokia Networks’ non-IFRS operating margin for the full year 2014 to be slightly above 11%. This compares to Nokia’s previous outlook for Nokia Networks’ non-IFRS operating margin for the full year 2014 to be at or slightly above the higher end of Nokia Networks’ targeted long-term non-IFRS operating margin range of 5% to 10%. In addition, Nokia continues to expect Nokia Networks’ net sales to grow on a year-on-year basis in the second half 2014. This outlook is based on Nokia’s financial performance in the first nine months of 2014, as well as Nokia’s expectations regarding a number of factors, including:

• competitive industry dynamics;

• a sequentially higher proportion of Global Services net sales in the fourth quarter of 2014, following an elevated proportion of Mobile Broadband net sales in the third quarter of 2014, which was primarily due to major new network deployments;

• regional mix; and

• expected continued operational improvement.

• During 2014, Nokia continues to expect HERE to invest to capture longer-term transformational growth opportunities while taking steps to increase our focus on our automotive and enterprise businesses. Nokia continues to expect these investments to negatively affect HERE’s 2014 non-IFRS operating margin.

• Nokia expects Nokia Technologies’ annualized net sales to continue at a run rate of approximately EUR 600 million during 2014.

• Nokia currently expects financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to an expense of

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approximately EUR 40 million on a quarterly basis, subject to changes in foreign exchange rates and the level of interest bearing liabilities.

• Nokia now expects full year 2014 capital expenditures for continuing operations to be approximately EUR 250 million, primarily attributable to capital expenditures by Nokia Networks. This compares to Nokia’s previous outlook for full year 2014 capital expenditures for continuing operations of approximately EUR 200 million. The increase in expected capital expenditures for continuing operations for the full year 2014 is primarily due to additional operational investments, including capacity enhancements, in Nokia Networks.

• On a non-IFRS basis, after having recognized the deferred tax assets related to our operations in Finland and Germany in third quarter 2014, Nokia now expects to record tax expenses at a long-term effective tax rate of approximately 25%. However, Nokia’s cash tax obligations are expected to continue to be approximately EUR 250 million annually until Nokia’s deferred tax assets have been fully utilized. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute

6

our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities

7

related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Management, Helsinki — October 23, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations Europe, tel. +358 4080 3 4080
Investor Relations US, tel. +1 650 644 4709

• Nokia plans to publish its fourth quarter and annual 2014 results on January 29, 2015

• Nokia will hold a Capital Markets Day for institutional investors in London, UK on November 14, 2014. Institutional investors who are planning to attend are encouraged to register for the event, as space is limited. Any questions related to Nokia’s Capital Markets Day can be addressed to cmd2014@nokia.com.

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STOCK EXCHANGE RELEASE

October 23, 2014

Nokia appoints Sean Fernback to head HERE and as member of the Nokia Group Leadership Team

Nokia Corporation
Stock exchange release
October 23, 2014 at 09:00 (CET +1)

Espoo, Finland - Nokia today announced the appointment of Sean Fernback as President of HERE, Nokia’s mapping and location intelligence business, and as a member of the Group Leadership team, with effect from November 1, 2014. Sean Fernback, who has been serving as Senior Vice President at HERE, is a trained engineer and a well-recognized technology expert with deep experience in the location, automotive, consumer and telecommunication businesses gained across a 25 year career.

Sean Fernback joined Nokia in early 2014 from TomTom, where he was a Senior Vice President of Engineering & Product Development and a member of the management team. At TomTom, he was responsible for overall consumer map production and distribution for the consumer market, hardware development, manufacturing and software engineering. Prior to joining TomTom in 2006, Sean served as chief technology officer of both TV Compass and Boardbug; chief information officer of Pogo, and other entrepreneurial positions.

“Location intelligence is becoming more important for businesses everywhere and we look forward to further unlocking the potential of that business,” said Rajeev Suri, President and Chief Executive Officer of Nokia. “I believe that Sean has the insight and skills to lead and inspire the HERE team as it moves towards its goals.”

“I am very excited about this role because I truly believe this company can do some great things in the coming years,” said Sean Fernback, incoming President of HERE. “Our maps and location cloud will be critical enablers for automated driving as well as new location experiences for enterprises and consumers. I am pleased to be leading the team that makes it happen.”

A photo of Sean Fernback can be downloaded at: http://company.nokia.com/en/news/media-library/image-gallery/nokia-group-leadership-team

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or

1

benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings

2

and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

About Nokia

Nokia invests in technologies important in a world where billions of devices are connected. We are focused on three businesses: network infrastructure software, hardware and services, which we offer through Nokia Networks; location intelligence, which we provide through HERE; and advanced technology development and licensing, which we pursue through Nokia Technologies. Each of these businesses is a leader in its respective field. http://company.nokia.com

Media Enquiries:

Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

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Nokia Corporation INTERIM REPORT October 23, 2014 at 08:00 (CET +1)

Nokia Corporation Interim Report for Q3 2014 and January-September 2014

FINANCIAL AND OPERATING HIGHLIGHTS

Third quarter 2014 highlights:

•                  Non-IFRS diluted EPS in Q3 2014 of EUR 0.09 (EUR 0.06 in Q3 2013); reported diluted EPS of EUR 0.19 (EUR 0.04 in Q3 2013)

•                  Net sales in Q3 2014 of EUR 3.3 billion (EUR 2.9 billion in Q3 2013)

Nokia Networks

•                  Nokia Networks achieved 13% year-on-year growth in net sales, from EUR 2.6 billion in Q3 2013 to EUR 2.9 billion in Q3 2014.

•                  In Q3 2014, Nokia Networks achieved strong underlying operating profitability with non-IFRS operating profit of EUR 397 million, or 13.5% of net sales, compared to EUR 217 million, or 8.4% of net sales, in Q3 2013.

•                  The strong net sales and profitability improvement of Nokia Networks on a year-on-year basis was primarily due to major new LTE network deployments in North America and Greater China, which benefitted Mobile Broadband.

HERE

•                  HERE achieved 12% year-on-year growth in net sales, from EUR 211 million in Q3 2013 to EUR 236 million in Q3 2014.

•                  In Q3 2014, HERE sold map data licenses for the embedded navigation systems of 3.2 million new vehicles globally, compared to 2.6 million vehicles in Q3 2013.

Nokia Technologies

•                  Nokia Technologies achieved 9% year-on-year growth in net sales, from EUR 140 million in Q3 2013 to EUR 152 million in Q3 2014, primarily due to Microsoft becoming a more significant intellectual property licensee.

Commenting on the third quarter results on a year-on-year basis, Rajeev Suri, Nokia President and CEO, said:

Nokia’s third quarter results demonstrate our strong position in a world where technology is undergoing significant change. We saw growth in all three of our businesses; non-IFRS earnings per share was up 50%; and we moved forward with our capital structure optimization program, returning cash to shareholders.

Performance at Nokia Networks was particularly satisfying, with both growth and improved profitability. Progress was widespread, with four of our six regions increasing sales; Mobile Broadband sales and profitability were up sharply; Global Services delivered its sixth consecutive quarter of double digit profitability; and I was pleased to see a rebound in Europe driven by our robust deal momentum. That said, I also want to be clear that Networks benefited from some unique developments in the quarter, with a business mix weighted towards Mobile Broadband and regional mix that included strong gains in North America.

HERE also delivered a double digit sales increase in the quarter. We are sharpening HERE’s strategy in order to better balance growth and profitability while ensuring relentless focus on priority segments such as automotive. I am confident that this strategy, combined with a new focus on efficiency gains, positions HERE well for the future.

Nokia Technologies continued to invest in the innovation and business infrastructure necessary to enable future growth and renewal of our strong patent portfolio. This work, as well as our current licensing activities, will take time to come to fruition, but I believe that we are moving rapidly in the right direction.

Third quarter 2014 material special items:

•                  In Q3 2014, we recorded a charge to operating profit of EUR 1.2 billion for the impairment of HERE goodwill. The impairment charge is based on our estimate that the recoverable amount of HERE is now EUR 2.0 billion. During Q3 2014, we also recognized a non-cash tax expense of EUR 0.3 billion due to valuation allowances related to HERE’s Dutch deferred tax assets.

•                  At the end of Q3 2014, due to improved operating performance, Nokia recognized EUR 2.1 billion of deferred tax assets from the reassessment of recoverability of deferred tax assets related to Finland and Germany, of which EUR 2.0 billion was recorded as a non-cash tax benefit in Q3 2014 reported tax expenses.

Balance sheet highlights:

•                  Nokia ended Q3 2014 with a strong balance sheet and solid cash position with gross cash of EUR 7.6 billion and net cash of EUR 5.0 billion compared to EUR 9.0 billion and EUR 6.5 billion, respectively, at the end of Q2 2014.

•                  In Q3 2014, Nokia paid a special dividend of EUR 966 million (EUR 0.26 per share) and an ordinary dividend of EUR 408 million (EUR 0.11 per share). In Q3 2014, Nokia also commenced the share repurchases under its capital structure optimization program and used EUR 220 million for such share repurchases.

•                  The sequential decline in Nokia’s gross and net cash balances was primarily due to the payments of special and ordinary dividends during Q3 2014 and the commencement of share repurchasing. In addition, the sequential decline in Nokia’s cash position was driven by cash outflows related to acquisitions completed during the quarter, amounting to EUR 159 million, partially offset by positive cash flow from operations of EUR 399 million.

January-September 2014 highlights:

Nokia’s continuing operations net sales in January-September 2014 were EUR 8.9 billion

•                  Nokia’s continuing operations net sales for the nine months ended September 2014 decreased 3% year-on-year.

•                  Reported diluted EPS for the nine months ended September 2014 was EUR 0.21, compared to EUR 0.00 in the nine months ended September 2013.

SUMMARY FINANCIAL INFORMATION

	Reported and Non-IFRS third quarter 2014 results(1-3)					Reported and Non-IFRS January - September 2014 results(1-3)
EUR million	Q3/14	Q3/13	YoY Change	Q2/14	QoQ Change	Q1-Q3/ 2014	Q1-Q3/ 2013	YoY Change
Continuing Operations
Net sales	3 324	2 938	13%	2 942	13%	8 930	9 232	-3%
Gross margin % (non-IFRS)	44.5%	42.9%		44.0%		44.7%	41.9%
Operating expenses (non-IFRS)	-1 007	-963	5%	-940	7%	-2 872	-2 976	-3%
Operating profit (non-IFRS)	457	344	33%	347	32%	1 108	1 028	8%
Non-IFRS exclusions from operating profit(2)	1 267	82		62		1 391	784
Operating profit	-810	262		284		-283	244
Profit (non-IFRS)	353	206	71%	215	64%	739	562	31%
Non-IFRS exclusions from profit(2)	-407	68		241		-105	705
Profit	760	138	451%	-26		844	-143
EPS, EUR diluted (non-IFRS)	0.09	0.06	50%	0.06	50%	0.19	0.12	58%
EPS, EUR diluted (reported)	0.19	0.04	375%	-0.01		0.21	0.00
Net cash from operating activities(4)	406	—		1 455	-72%	2 059	—
Net cash and other liquid assets(5)	5 025	2 413	108%	6 497	-23%	5 025	2 413	108%
Nokia Networks
Net sales	2 940	2 591	13%	2 566	15%	7 833	8 177	-4%
Mobile Broadband net sales	1 672	1 259	33%	1 357	23%	4 279	3 784	13%
Global Services net sales	1 268	1 331	-5%	1 189	7%	3 526	4 213	-16%
Gross margin % (non-IFRS)	39.1%	36.6%		38.1%		38.9%	36.3%
Operating profit (non-IFRS)	397	217	83%	281	41%	894	741	21%
Operating margin % (non-IFRS)	13.5%	8.4%		11.0%		11.4%	9.1%
HERE
Net sales	236	211	12%	232	2%	677	660	3%
Gross margin % (non-IFRS)	75.1%	82.5%		74.7%		76.0%	78.0%
Operating profit (non-IFRS)	0	21		0		11	23	-52%
Operating margin % (non-IFRS)	0.0%	10.0%		0.0%		1.6%	3.5%
Nokia Technologies
Net sales	152	140	9%	147	3%	430	408	5%
Gross margin % (non-IFRS)	98.7%	98.6%		98.6%		98.6%	97.1%
Operating profit (non-IFRS)	98	84	17%	96	2%	280	248	13%
Operating margin % (non-IFRS)	64.5%	60.0%		65.3%		65.1%	60.8%

Note 1 relating to results information and non-IFRS (also referred to as “underlying”) results: The results information in this report is unaudited. Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information. In addition to information on our reported IFRS results, we provide certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS results exclude all material special items for all periods. In addition, non-IFRS results exclude intangible asset amortization and other purchase price accounting related items arising from business acquisitions. Nokia believes that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results. See note 2 below for information about the exclusions from our non-IFRS results. More information, including a reconciliation of our Q3 2014 and Q3 2013 non-IFRS results to our reported results, can be found in tables on pages 22-27. A reconciliation of our Q2 2014 non-IFRS results to our reported results can be found in our complete Q2 2014 interim report with tables on pages 22-27 published on July 24, 2014.

Note 2 relating to non-IFRS exclusions:

Q3 2014 – EUR 1 267 million (net) adjustments to operating profit consisting of:

•                  EUR 1 209 million goodwill impairment charge in HERE

•                  EUR 31 million charge in Nokia Networks for anticipated contractual remediation costs related to a technical issue with a third party component which was included in certain products sold several years ago

•                  EUR 2 million restructuring and associated charges in Nokia Networks

•                  EUR 2 million restructuring charge in HERE

•                  EUR 3 million of transaction and other related costs in HERE resulting from the sale of Devices & Services business to Microsoft

•                  EUR 2 million of transaction and other related costs in Nokia Technologies resulting from the sale of Devices & Services business to Microsoft

•                  EUR 4 million of transaction and other related costs in Group Common functions resulting from the sale of Devices & Services business to Microsoft

•                  EUR 3 million gain on sale of fixed assets in Group Common functions

•                  EUR 15 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks and SAC Wireless assets in Nokia Networks

•                  EUR 2 million of intangible asset and other purchase price accounting related items arising from the acquisition of Medio assets in HERE

Q3 2014 taxes – net benefit of EUR 1 674 million consisting of a EUR 1 999 million reversal of valuation allowances on deferred tax assets, partially offset by an allowance of net EUR 325 million on deferred tax assets in HERE

Q2 2014 – EUR 62 million (net) adjustments to operating profit consisting of:

•                  EUR 34 million restructuring charge and other associated items in Nokia Networks

•                  EUR 1 million restructuring charge in HERE

•                  EUR 8 million of transaction and other related costs in Corporate Common resulting from the sale of Devices & Services business to Microsoft

•                  EUR 5 million of transaction and other related costs in HERE resulting from the sale of Devices & Services business to Microsoft

•                  EUR 3 million gain on sale of fixed assets in Corporate Common

•                  EUR 14 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

In addition, non-IFRS items include the following adjustments to financial income and expenses:

•                  EUR 57 million accounting charge related to the repayment of EUR 1 500 million convertible bonds issued to Microsoft

•                  EUR 123 million financial expense related to the redemption of all material Nokia Networks’ borrowings

Q3 2013 — EUR 82 million (net) adjustments to operating profit consisting of:

•                  EUR 39 million restructuring charge and other associated items in Nokia Networks.

•                  EUR 3 million restructuring charge in HERE

•                  EUR 5 million restructuring related impairments in Group Common functions

•                  EUR 1 million restructuring charges in Nokia Technologies

•                  EUR 18 million of transaction costs in Group Common functions related to the sale of Devices & Services business to Microsoft.

•                  EUR 13 million of intangible asset and other purchase price accounting related items arising from the acquisition of Motorola Solutions’ networks assets

•                  EUR 3 million of intangible asset and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q3 2013 taxes - EUR 14 million tax income from certain tax benefits related to previous years’ earnings

Note 3 relating to operational and reporting structure: We have three businesses: Nokia Networks, HERE, and Nokia Technologies, and four operating and reportable segments for financial reporting purposes: Mobile Broadband and Global Services within Nokia Networks, HERE, and Nokia Technologies. We also present certain segment data for discontinued operations. Below is a description of our four reportable segments. Mobile Broadband provides mobile operators with radio and core network software together with the hardware needed to deliver mobile voice and data services. Global Services provides mobile operators with a broad range of services, including network implementation, care, managed services, network planning and optimization as well as systems integration. HERE focuses on the development of location intelligence, location-based services and local commerce. Nokia Technologies is built on Nokia’s intellectual property rights and brand and related licensing activities. Nokia Networks also contains Nokia Networks Other, which includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Optical Nokia Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business. Additionally, as a result of the transaction announced on September 3, 2013 where Nokia sold substantially all of Nokia’s Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”), we report certain separate information for discontinued operations. As the Sale of the D&S Business closed on April 25, 2014, i.e. shortly after the end of the first quarter 2014, the financial results of the discontinued operations after the transaction are not comparable to the financial results of the discontinued operations in previous periods. On August 7, 2013 Nokia completed the acquisition of Siemens’ stake in Nokia Siemens Networks, which was a joint venture between Nokia and Siemens and renamed the company Nokia Solutions and Networks, also referred to as NSN. NSN was consolidated by Nokia prior to this transaction. After the closing of the Sale of the D&S Business, NSN was renamed Nokia Networks. Beginning in the third quarter of 2013, Nokia has reported financial information for the two operating and reportable segments within Nokia Networks; Mobile Broadband and Global Services. Beginning in the fourth quarter of 2013, the Devices & Services business has been reported as discontinued operations. To reflect these changes, historical results information for past periods has been regrouped for historical comparative purposes. As is customary, certain judgments have been made when regrouping historical results information and allocating items in the regrouped results. When presenting financial information and comparative information for previous periods, we generally refer to the names of the businesses and reportable segments as they are named currently.

Note 4 relating to net cash from operating activities: No comparative data available for quarterly information in 2013.

Note 5 relating to Nokia net cash and other liquid assets: Calculated as total cash and other liquid assets less interest-bearing liabilities. For selected information on Nokia Group interest-bearing liabilities, please see the table on page 41.

NOKIA’S OUTLOOK

•                  Nokia now expects Nokia Networks’ non-IFRS operating margin for the full year 2014 to be slightly above 11%. This compares to Nokia’s previous outlook for Nokia Networks’ non-IFRS operating margin for the full year 2014 to be at or slightly above the higher end of Nokia Networks’ targeted long-term non-IFRS operating margin range of 5% to 10%. In addition, Nokia continues to expect Nokia Networks’ net sales to grow on a year-on-year basis in the second half 2014. This outlook is based on Nokia’s financial performance in the first nine months of 2014, as well as Nokia’s expectations regarding a number of factors, including:

•                  competitive industry dynamics;

•                  a sequentially higher proportion of Global Services net sales in the fourth quarter of 2014, following an elevated proportion of Mobile Broadband net sales in the third quarter of 2014, which was primarily due to major new network deployments;

•                  regional mix; and

•                  expected continued operational improvement.

•                  During 2014, Nokia continues to expect HERE to invest to capture longer-term transformational growth opportunities while taking steps to increase our focus on our automotive and enterprise businesses. Nokia continues to expect these investments to negatively affect HERE’s 2014 non-IFRS operating margin.

•                  Nokia expects Nokia Technologies’ annualized net sales to continue at a run rate of approximately EUR 600 million during 2014.

•                  Nokia currently expects financial income and expenses, including net interest expenses and the impact from changes in foreign exchange rates on certain balance sheet items, to amount to an expense of approximately EUR 40 million on a quarterly basis, subject to changes in foreign exchange rates and the level of interest bearing liabilities.

•                  Nokia now expects full year 2014 capital expenditures for continuing operations to be approximately EUR 250 million, primarily attributable to capital expenditures by Nokia Networks. This compares to Nokia’s previous outlook for full year 2014 capital expenditures for continuing operations of approximately EUR 200 million. The increase in expected capital expenditures for continuing operations for the full year 2014 is primarily due to additional operational investments, including capacity enhancements, in Nokia Networks.

•                  On a non-IFRS basis, after having recognized the deferred tax assets related to our operations in Finland and Germany in third quarter 2014, Nokia now expects to record tax expenses at a long-term effective tax rate of approximately 25%. However, Nokia’s cash tax obligations are expected to continue to be approximately EUR 250 million annually until Nokia’s deferred tax assets have been fully utilized. The cash tax amount may vary depending on profit levels in different jurisdictions and the amount of license income potentially subject to withholding tax.

THIRD QUARTER 2014 FINANCIAL AND OPERATING DISCUSSION

NOKIA’S CONTINUING OPERATIONS

See note 3 to our Summary Financial Information table above concerning our current operational and reporting structure. The following discussion includes information on a non-IFRS, or underlying business performance, basis. See notes 1, 2 and 3 to our Summary Financial Information table above for information about our underlying non-IFRS results and the non-IFRS exclusions for the periods discussed below.

Net sales

The following table sets forth the year-on-year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

THIRD QUARTER 2014 NET SALES, REPORTED & CONSTANT CURRENCY(1)

	YoY Change	QoQ Change
Continuing operations net sales – reported	13%	13%
Continuing operations net sales – constant currency (1)	15%	11%

Nokia Networks net sales – reported	13%	15%
Nokia Networks net sales – constant currency(1)	15%	12%

HERE net sales – reported	12%	2%
HERE net sales – constant currency(1)	12%	1%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s continuing operations net sales increased 13% both year-on-year and sequentially. At constant currency, Nokia’s continuing operations net sales would have increased 15% year-on-year and increased 11% sequentially.

The year-on-year increase in Nokia’s continuing operations net sales in the third quarter 2014 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, higher net sales in HERE and Nokia Technologies. The year-on-year increase in Nokia Networks’ net sales in the third quarter 2014 was primarily driven by higher net sales in Mobile Broadband, partially offset by a decrease in net sales in Global Services. The year-on-year increase in HERE net sales was primarily due to higher sales to vehicle customers, as well as Microsoft becoming a more significant licensee of HERE’s services for a full quarter in the third quarter 2014.

The sequential increase in Nokia’s continuing operations net sales in the third quarter 2014 was primarily due to higher net sales in Nokia Networks and, to a lesser extent, higher net sales in Nokia Technologies and HERE. The sequential increase in net sales for Nokia Networks in the third quarter 2014 was primarily due to increases in net sales from both Mobile Broadband and Global Services.

Non-IFRS Gross Margin

Nokia’s continuing operations non-IFRS gross margin in the third quarter 2014 increased from 42.9% to 44.5% on a year-on-year basis, primarily driven by the increase in non-IFRS gross margin in Networks, partially offset by a decrease in non-IFRS gross margin in HERE. The year-on-year increase in Nokia Networks’ non-IFRS gross margin in the third quarter 2014 was primarily due to a higher proportion of Mobile Broadband in the overall sales mix, as well as an increase in non-IFRS gross margin for Mobile Broadband.

Nokia’s continuing operations non-IFRS gross margin in the third quarter 2014 increased sequentially to 44.5%, compared to 44.0% in the second quarter 2014. The sequential increase in Nokia’s continuing operations non-IFRS gross margin in the third quarter 2014 was primarily due to a higher non-IFRS gross margin in Nokia Networks. The sequential increase in Nokia Networks non-IFRS gross margin in the third quarter 2014 was primarily due to a higher proportion of Mobile Broadband in the overall sales mix, as well as an increase in non-IFRS gross margin in Mobile Broadband, partially offset by a lower non-IFRS gross margin in Global Services.

Non-IFRS Operating expenses

Nokia’s continuing operations non-IFRS research and development expenses increased year-on-year in the third quarter 2014 primarily due to an increase in non-IFRS research and development expenses in HERE.

Nokia’s continuing operations non-IFRS research and development expenses increased sequentially in the third quarter 2014 primarily due to an increase in non-IFRS research and development expenses in Nokia Networks and, to a lesser extent, in HERE.

Nokia’s continuing operations non-IFRS selling, general and administrative expenses increased year-on-year in the third quarter 2014, primarily due to increases in Nokia Networks and Group Common Functions.

In the third quarter 2014, Nokia’s continuing operations non-IFRS selling, general and administrative expenses increased sequentially, primarily due to increases in Nokia Networks.

Non-IFRS Operating profit

Nokia’s continuing operations non-IFRS operating profit increased year-on-year in the third quarter 2014 primarily due to increases in non-IFRS operating profit for Nokia Networks and to a lesser extent Nokia Technologies, partially offset by a decrease in non-IFRS operating profit for Group Common Functions and HERE.

Nokia’s continuing operations non-IFRS operating profit increased sequentially in the third quarter 2014 primarily due to an increase in non-IFRS operating profit for Nokia Networks, partially offset by a decrease in Group Common Functions.

Nokia’s non-IFRS other income and expenses was an expense of EUR 16 million in the third quarter 2014, compared to an income of EUR 48 million in the third quarter 2013 and an expense of EUR 9 million in the second quarter 2014. On a year-on-year basis, Nokia’s continuing operations non-IFRS other income and expenses was negatively affected by the absence of a distribution from an unlisted venture fund related to the disposal of the fund’s investment in Waze Ltd that benefitted Group Common Functions in the third quarter 2013, as well as other expenses in Nokia Networks. On a sequential basis, Nokia’s continuing operations non-IFRS other income and expenses was negatively affected primarily by higher other expenses in Group Common Functions, primarily due to venture fund related losses in the third quarter of 2014.

Operating profit

Nokia’s continuing operations reported an operating loss in the third quarter 2014 as a result of the EUR 1.2 billion goodwill impairment charge related to HERE.

In the third quarter 2014, we conducted an impairment assessment of the goodwill related to our HERE business as a result of an adjustment to the HERE strategy and the related new long-range plan. We concluded that these factors resulted in a triggering event requiring an interim impairment test to assess if events or changes in circumstances indicated that the carrying amount of our goodwill may not be recoverable. As a result of the impairment test, we recorded a charge to operating profit of EUR 1 209 million for the impairment of goodwill. The impairment charge is based on our estimate that the recoverable amount of HERE is now EUR 2.0 billion. After the impairment charge, the carrying amount of goodwill for HERE is EUR 2.3 billion. The impairment negatively impacted our reported diluted EPS by EUR 0.30.

The impairment charge is the result of an evaluation of the projected financial performance of our HERE business. This takes into consideration the clearly slower ramp-up of net sales related to direct to consumer monetization than earlier expected and our plans to curtail our investment in certain higher-risk and longer-term growth opportunities. It also reflects the current assessment of risks related to the growth opportunities that we plan to continue pursuing, as well as related terminal value growth assumptions. After consideration of all relevant factors, we reduced the net sales projections for HERE, particularly in the latter years of the valuation which, in turn, reduced projected profitability and cash flows. Additionally, changes in foreign exchange rates increased the carrying amount of goodwill in euros which in turn increased the amount of the impairment.

We believe HERE will continue to be a leading location services business. We plan to continue to build on our strength in the automotive segment, to expand our enterprise business, and extend our reach to consumers through deals with mobile device vendors such as Samsung and internet players such as Yahoo. Thus, we continue to believe we have an opportunity to create significant value with the HERE business, as connected cars become more pervasive and as enterprises deploy new location-services to improve their productivity and efficiency.

Excluding the impairment charge, the operating profit decreased on a year-on-year basis primarily due to a decrease in operating profit for Group Common Functions and HERE, partially offset by an increase in operating profit for Nokia Networks and, to a lesser extent, Nokia Technologies.

Sequentially, in the third quarter 2014, Nokia’s continuing operations operating profit excluding the goodwill impairment charge related to HERE increased primarily due an increase in operating profit for Nokia Networks.

Nokia’s continuing operations other income and expenses was an expense of EUR 48 million in the third quarter 2014, compared to an expense of EUR 18 million in the third quarter 2013 and an expense of EUR 42 million in the second quarter 2014. During the third quarter of 2014, Nokia Networks recorded a charge of EUR 31 million for anticipated contractual remediation costs related to a technical issue with a third party component which was included in certain products sold several years ago.

Financial income and expenses

In the third quarter 2014, Nokia’s continuing operations financial income and expenses was a net expense of EUR 22 million, compared to a net expense of EUR 63 million in the third quarter 2013 and a net expense of EUR 261 million in the second quarter 2014. On a year-on-year basis, the decrease in net expense was mainly due to lower interest expenses. On a sequential basis, the decrease in net expense was primarily due to EUR 123 million of one-time expenses related to the redemption of materially all of Nokia Networks’ borrowings and a EUR 57 million accounting charge related to the repayment of EUR 1.5 billion convertible bonds issued to Microsoft in the second quarter 2014.

On a non-IFRS basis, Nokia’s continuing operations financial income and expenses was a net expense of EUR 22 million in the third quarter compared to a net expense of EUR 63 million in the third quarter 2013 and a net expense of EUR 81 million in the second quarter 2014. On a year-on-year basis, the decrease in net expense was mainly due to lower interest expenses. On a sequential basis, the decrease in net expense was driven by lower foreign exchange-related losses and lower interest expenses.

Taxes

At the end of the third quarter 2014, Nokia recognized a EUR 2.1 billion deferred tax asset from the reassessment of recoverability of tax assets related to Finland and Germany. This resulted in a EUR 2.0 billion non-cash tax benefit reported in tax expenses in the third quarter 2014. Based on recent profitability and latest forecasts, Nokia has been able to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of Nokia’s Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities.

In the third quarter 2014, Nokia recognized net EUR 325 million in valuation allowances mainly related to HERE’s Dutch deferred tax assets. During the third quarter 2014, HERE’s Dutch taxable results over the past three years moved from a cumulative profit position to a cumulative loss position. When an entity has a history of recent losses in a taxable jurisdiction, the entity recognizes a deferred tax asset arising from unused losses or tax credits only to the extent the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient tax profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Favorable evidence of future taxable profits may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available.

Cash and cash flow

The following table sets forth the financial position of Nokia’s continuing operations at the end of the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA’S CONTINUING OPERATIONS FINANCIAL POSITION

EUR million	Q3/2014	Q3/2013	YoY Change	Q2/2014	QoQ Change
Total cash and other liquid assets	7 639	9 134	-16%	9 019	-15%
Net cash and other liquid assets(1)	5 025	2 413	108%	6 497	-23%

Note 1: Total cash and other liquid assets minus interest-bearing liabilities.

In the third quarter 2014, Nokia’s total cash and other liquid assets decreased by EUR 1 380 million and Nokia’s net cash and other liquid assets decreased by EUR 1 472 million, compared to the second quarter 2014. The sequential decline in both Nokia’s total and net cash and other liquid assets in the third quarter 2014 was primarily due to cash outflows from financing activities and, to a lesser extent, cash outflows from investing activities, which more than offset cash inflows from operating activities. Foreign exchange rates had an approximately EUR 40 million positive impact on the translation of gross cash and approximately EUR 20 million negative impact on net cash.

In the third quarter 2014, cash outflows from financing activities primarily related to the payments of special and ordinary dividends, as well the commencement of Nokia’s share repurchasing program during the third quarter 2014 which totaled EUR 1 374 million and EUR 220 million respectively.

In the third quarter 2014, cash outflows from investing activities impacting net cash and other liquid assets primarily related to the acquisitions of SAC Wireless and Medio, which totaled EUR 159 million as well as approximately EUR 60 million related to capital expenditures.

In the third quarter 2014, Nokia’s net cash from operations was EUR 399 million. Nokia’s adjusted net profit was EUR 548 million in the third quarter 2014, primarily driven by the strong performance at Nokia Networks.

Nokia’s continuing operations had approximately EUR 60 million of restructuring-related cash outflows in the third quarter 2014. Excluding this, Nokia’s continuing operations had cash inflows of approximately EUR 80 million related to net working capital. This was primarily due to cash inflows from net working capital from Nokia Networks and HERE, which more than offset negative net working capital development at Nokia Technologies. The cash inflows from net working capital at Nokia Networks were primarily due to an increase in customer prepayments that more than offset an increase in inventories. The negative net working capital development at Nokia Technologies was primarily due to decreases in deferred revenues. In addition, Nokia’s continuing operations had cash outflows of approximately EUR 80 million related to net financial income and expenses and approximately EUR 70 million related to taxes.

NOKIA NETWORKS

The following table sets forth a summary of the results for Nokia Networks and its reportable segments, Mobile Broadband and Global Services, for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA NETWORKS RESULTS SUMMARY

EUR million	Q3/2014	Q3/2013	YoY Change	Q2/2014	QoQ Change
Net sales	2 940	2 591	13%	2 566	15%
Mobile Broadband net sales	1 672	1 259	33%	1 357	23%
Global Services net sales	1 268	1 331	-5%	1 189	7%
Non-IFRS gross margin (%)	39.1%	36.6%		38.1%
Non-IFRS operating expenses	-742	-733	1%	-687	8%
Research and development expenses	-440	-441	0%	-406	8%
Non-IFRS operating profit	397	217	83%	281	41%
Mobile Broadband non-IFRS operating profit	254	62	310%	105	142%
Global Services non-IFRS operating profit	143	164	-13%	165	-13%
Non-IFRS operating margin (%)	13.5%	8.4%		11.0%
Mobile Broadband non-IFRS operating margin (%)	15.2%	4.9%		7.7%
Global Services non-IFRS operating margin (%)	11.3%	12.3%		13.9%

Net Sales

The following table sets forth Nokia Networks net sales for the periods indicated, as well as the year-on-year and sequential growth rates, by geographic area.

NOKIA NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q3/2014	Q3/2013	YoY Change	Q2/2014	QoQ Change
Europe	767	701	9%	666	15%
Middle East & Africa	281	247	14%	241	17%
Greater China	384	278	38%	306	25%
Asia Pacific	785	791	-1%	823	-5%
North America	457	299	53%	305	50%
Latin America	265	276	-4%	224	18%
Total	2 940	2 591	13%	2 566	15%

The year-on-year increase of 13% in Nokia Networks net sales in the third quarter 2014 was primarily due to an increase in net sales in Mobile Broadband, partially offset by a decrease in net sales in Global Services.

At constant currency, Nokia Networks net sales would have increased 15% year-on-year and 12% sequentially.

Mobile Broadband net sales increased 33% year-on-year in the third quarter 2014 primarily due to strong net sales growth in LTE and core networks.

The year-on-year decrease of 5% in Global Services net sales in the third quarter 2014 was primarily due to a reduction in network implementation activity, maintenance services and managed services.

On a regional basis, compared to the third quarter 2013, Nokia Networks net sales in North America increased 53% primarily due to a new LTE network deployment at a major customer. In Greater China, net sales increased 38% primarily due to the higher levels of LTE network deployments in both China and Taiwan. In Europe, net sales increased by 9% primarily due to network deployments in Eastern Europe. In Middle East and Africa, net sales increased by 14% primarily due to higher levels of network deployments in Northern Africa. In Asia Pacific, net sales decreased by 1% primarily due to lower network deployments in Japan, partially offset by higher network deployments in Korea and India. In Latin America, net sales decreased by 4% primarily due to lower network deployments in Brazil and Mexico.

The sequential increase of 15% in Nokia Networks net sales in the third quarter 2014 was due to increases in net sales from both Mobile Broadband and Global Services.

Mobile Broadband net sales increased 23% sequentially in the third quarter of 2014 primarily due to higher sales in radio technologies, in particular LTE, partially offset by lower net sales in core networks.

Global Services increased 7% sequentially in the third quarter of 2014 primarily due to an increase in network implementation activity.

On a regional basis, compared to the second quarter 2014, Nokia Networks net sales in North America increased 50% primarily due to a new LTE network deployment at a major customer. In Europe, net sales increased by 15% primarily due to modernization projects in Eastern Europe. In Greater China, net sales increased 25% primarily due to the higher levels of LTE network deployments in both China and Taiwan. In Latin America, net sales increased by 18% primarily due to higher network deployments in Mexico and Argentina. In Middle East and Africa, net sales increased by 17% primarily due to higher levels of network deployments in Northern Africa. In Asia Pacific, net sales decreased by 5% primarily due to lower network deployments in Japan, partially offset by higher network deployments in Korea and India.

In the third quarter 2014, Mobile Broadband represented 57% of Nokia Networks net sales, compared to 49% in the third quarter 2013 and 53% in the second quarter 2014. In the third quarter 2014, Global Services represented 43% of Nokia Networks net sales, compared to 51% in the third quarter 2013 and 46% in the second quarter 2014.

In the first and second quarter of 2014, Mobile Broadband net sales were adversely affected by shortages of certain components. During the third quarter of 2014, Mobile Broadband net sales were positively affected, as we were able to resolve the component shortages and fulfill the majority of previously affected orders.

Non-IFRS Gross Margin

On a year-on-year basis, Nokia Networks non-IFRS gross margin in the third quarter 2014 increased primarily due to a higher proportion of Mobile Broadband in the overall sales mix, as well as an increase in non-IFRS gross margin for Mobile Broadband.

The year-on-year increase in non-IFRS gross margin in Mobile Broadband in the third quarter 2014 was primarily due to a more favorable mix of higher margin projects related to major network deployments, which were at an elevated level in the third quarter 2014, as well as the absence of costs incurred in anticipation of a technology shift to TD-LTE related to major projects in China, which negatively affected the non-IFRS gross margin of Mobile Broadband in the third quarter of 2013.

Global Services non-IFRS gross margin in the third quarter 2014 was approximately flat year-on-year.

On a sequential basis, the increase in Nokia Networks non-IFRS gross margin in the third quarter 2014 was primarily due to a higher proportion of Mobile Broadband in the overall sales mix, as well as an increase in non-IFRS gross margin in Mobile Broadband, partially offset by a lower non-IFRS gross margin in Global Services.

The sequential increase in non-IFRS gross margin in Mobile Broadband in the third quarter 2014 was primarily due to a more favorable mix of higher margin projects related to major new network deployments.

The sequential decrease in non-IFRS gross margin in Global Services in the third quarter was primarily due to a higher proportion of lower margin services, related to major new network deployment projects.

Non-IFRS Operating Expenses

Nokia Networks non-IFRS research and development expenses were approximately flat year-on-year in the third quarter 2014, primarily due to lower subcontracting costs which was largely offset by headcount increases mainly related to increasing in-house activities. Nokia Networks continues to invest in targeted growth areas, most notably LTE and small cells, while reducing investments in mature technologies. On a sequential basis, non-IFRS research and development expenses increased 8% primarily due to headcount increases mainly related to increasing in-house activities which were partially offset by a reduction in subcontracting costs.

On a year-on-year basis, Nokia Networks non-IFRS selling, general and administrative expenses increased 3% in the third quarter 2014 primarily due to brand-related investments. On a sequential basis, Nokia Networks non-IFRS selling, general and administrative expenses in the third quarter 2014 increased 8% primarily due to higher headcount and brand-related investments.

Non-IFRS Operating Profit

The year-on-year increase in Nokia Networks non-IFRS operating profit in the third quarter 2014 was primarily due to the higher non-IFRS operating profit in Mobile Broadband, partially offset by the lower non-IFRS operating profit in Global Services. On a year-on-year basis, the increase in Mobile Broadband non-IFRS operating profit was primarily due to higher non-IFRS gross profit, primarily driven by higher net sales and to a lesser extent a higher gross margin. The year-on-year decrease in Global Services non-IFRS operating profit was primarily due to a lower non-IFRS gross profit, primarily driven by lower net sales.

The sequential increase in Nokia Networks non-IFRS operating profit in the third quarter 2014 was primarily due to higher non-IFRS operating profit in Mobile Broadband, partially offset by a lower non-IFRS operating profit in Global Services. The improvement in Mobile Broadband non-IFRS operating profit on a sequential basis was primarily due to higher non-IFRS gross profit, partially offset by higher operating expenses. The decrease in Global Services non-IFRS operating profit on a sequential basis was primarily due to lower non-IFRS gross profit and higher operating expenses.

Nokia Networks non-IFRS other income and expenses was an expense of EUR 12 million in the third quarter 2014, compared to an income of EUR 1 million in the third quarter 2013 and an expense of EUR 9 million in the second quarter 2014. The year-on-year change was primarily due to indirect tax expenses. On a sequential basis, Nokia Networks non-IFRS other income and expenses was a higher expense primarily due to indirect tax expenses, partially offset by a reduction in doubtful account allowances in the third quarter 2014.

Global Restructuring Program (announced in November 2011)

During the third quarter 2014, Nokia Networks’ restructuring related charges were approximately EUR 2 million and the related cash outflows were approximately EUR 60 million. At September 30, 2014, since the commencement of the global restructuring program, cumulative restructuring charges amounted to approximately EUR 1 900 million, and cumulative related cash outflows amounted to approximately EUR 1 500 million. We estimate total restructuring related charges and related cash outflows to be approximately EUR 1 950 million and EUR 1 750 million, respectively. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is being completed.

At the end of the third quarter 2014, Nokia Networks had approximately 52 000 employees, an increase of approximately 2 900 employees compared to the end of the third quarter 2013, and an increase of approximately 2 300 employees compared to the end of the second quarter 2014. On both a year-on-year and sequential basis, the headcount increases were primarily due to research and development related expansion of in-house activities and a build-up of capacity at selected sites.

HERE

The following table sets forth a summary of the results for HERE for the periods indicated, as well as the year-on-year and sequential growth rates.

HERE RESULTS SUMMARY

EUR million	Q3/2014	Q3/2013	YoY Change	Q2/2014	QoQ Change
Net sales	236	211	12%	232	2%
Non-IFRS gross margin (%)	75.1%	82.5%		74.7%
Non-IFRS operating expenses	-179	-153	17%	-172	4%
Research and development expenses	-137	-114	20%	-131	5%
Non-IFRS operating profit	0	21		0
Non-IFRS operating margin (%)	0.0%	10.0%		0.0%

Net Sales

In the third quarter 2014, HERE net sales increased 12% year-on-year, primarily due to higher sales to vehicle customers and Microsoft becoming a more significant licensee of HERE’s services, partially offset by lower recognition of revenue related to smartphone sales by our former Devices & Services business and lower sales to personal navigation device (PND) customers consistent with declines in the PND market.

In the third quarter 2014, HERE net sales were approximately flat on a sequential basis.

In the third quarter 2014, HERE had sales of new vehicle licenses of 3.2 million units, compared to 2.6 million units in the third quarter 2013 and 3.3 million units in the second quarter 2014. On a year-on-year basis, unit sales to vehicle customers increased primarily due to higher consumer uptake of in-vehicle navigation and higher vehicle sales. On a sequential basis, unit sales to vehicle customers decreased primarily due to lower seasonal vehicle sales.

Sales to vehicle customers represented well over 50% of HERE net sales in the third quarter 2014, as well as in the third quarter 2013 and the second quarter 2014.

At constant currency HERE overall net sales would have increased 12% year-on-year and 1% sequentially.

Non-IFRS Gross Margin

On a year-on-year basis, the decrease in HERE non-IFRS gross margin in the third quarter 2014 was primarily due to a change in the allocations of certain expenses that had been previously allocated to our former Devices & Services Cost of Sales.

On a sequential basis, HERE non-IFRS gross margin in the third quarter 2014 was approximately flat.

Non-IFRS Operating Expenses

HERE non-IFRS research and development expenses increased 20% in the third quarter 2014 on a year-on-year basis and 5% on a sequential basis primarily due to higher investments in targeted growth areas, including higher expenses related to our acquisition of Medio, which was completed on July 2, 2014.

HERE non-IFRS selling, general, and administrative expenses increased 5% in the third quarter 2014 on a year-on-year basis primarily due to higher business support costs. On a sequential basis, selling, general, and administrative expenses was approximately flat in the third quarter 2014.

Non-IFRS Operating Profit

The year-on-year decrease in HERE non-IFRS operating profit in the third quarter 2014 was primarily due to higher non-IFRS operating expenses, partially offset by higher non-IFRS gross profit.

Sequential HERE non-IFRS operating profit in the third quarter 2014 was approximately flat, primarily due to higher non-IFRS operating expenses, offset by higher non-IFRS gross profit.

HERE non-IFRS other income and expenses was an income of EUR 1 million in the third quarter 2014, compared to approximately zero in the third quarter 2013 and expense of EUR 2 million in the second quarter 2014.

NOKIA TECHNOLOGIES

The following table sets forth a summary of the results for Nokia Technologies, for the periods indicated, as well as the year-on-year and sequential growth rates.

NOKIA TECHNOLOGIES RESULTS SUMMARY

EUR million	Q3/2014	Q3/2013	YoY Change	Q2/2014	QoQ Change
Net sales	152	140	9%	147	3%
Non-IFRS gross margin (%)	98.7%	98.6%		98.6%
Non-IFRS operating expenses	-54	-54	0%	-49	10%
Research and development expenses	-37	-35	6%	-34	9%
Non-IFRS operating profit	98	84	17%	96	2%
Non-IFRS operating margin (%)	64.5%	60.0%		65.3%

Net Sales

The year-on-year increase in Nokia Technologies net sales in the third quarter 2014 was primarily due to Microsoft becoming a more significant intellectual property licensee in conjunction with the sale of substantially all of the Devices & Services business to Microsoft and higher intellectual property licensing income from certain licensees. These increases were partially offset by declines in licensing income from certain other licensees that experienced lower levels of business activity.

The sequential increase in Nokia Technologies net sales in the third quarter 2014 was primarily due to Microsoft being a more significant intellectual property licensee during the full quarter and increases in licensing income from certain licensees that experienced higher levels of business activity.

Non-IFRS Gross Margin

On a year-on-year and sequential basis, Nokia Technologies non-IFRS gross margin was stable in the third quarter 2014.

Non-IFRS Operating Expenses

Nokia Technologies non-IFRS research and development expenses in the third quarter 2014 increased 6% on a year-on-year basis and 9% sequentially. The increase both on a year-on-basis and sequentially is primarily due to investments related to strengthening Nokia Technologies’ research and development capabilities.

Nokia Technologies non-IFRS selling, general and administrative expenses in the third quarter 2014 decreased 6% compared to the third quarter 2013, primarily due to lower levels of activity related to certain patent licensing cases where agreements were reached, partially offset by higher levels of activity related to previously existing patent licensing cases. On a sequential basis, Nokia Technologies non-IFRS selling, general and administrative expenses in the third quarter 2014 increased 13%, primarily due to the higher levels of activity related to previously existing patent licensing cases.

Non-IFRS Operating Profit

The year-on-year increase in Nokia Technologies non-IFRS operating profit in the third quarter 2014 was primarily due to higher non-IFRS gross profit, partially offset by higher non-IFRS operating expenses.

The sequential increase in Nokia Technologies non-IFRS operating profit in the third quarter 2014 was primarily due to higher non-IFRS gross profit and a positive effect from other income and expenses, partially offset by higher non-IFRS operating expenses.

Nokia Technologies non-IFRS other income and expenses was an income of EUR 2 million in the third quarter 2014, compared to approximately zero, both in the third quarter 2013 and in the second quarter 2014.

DISCONTINUED OPERATIONS

Discontinued operations loss of EUR 10 million was mainly driven by changes in estimates to accrued expenses related to the sale of the Devices & Services business to Microsoft.

THIRD QUARTER 2014 OPERATING HIGHLIGHTS

Operating highlights for previous quarters are available in the respective interim reports.

NOKIA Q3 2014 OPERATING HIGHLIGHTS

•                  Nokia announced the following changes in its Group Leadership Team during the third quarter:

•                  In July 2014, Nokia announced the appointment of Ramzi Haidamus as Head of the Nokia Technologies business and as a member of the Group Leadership Team, effective from September 3, 2014. As a result of the announcement, Henry Tirri who had been serving as the acting Head of the Technologies business since its formation on May 1, 2014, stepped down from the Group Leadership Team. Mr. Tirri continues as an advisor to Rajeev Suri, Nokia President and CEO, on technology issues.

•                  In August 2014, Nokia announced that Michael Halbherr had decided to step down as the CEO of HERE and as a member of the Nokia Group Leadership Team, effective from September 1, 2014, in order to pursue his own entrepreneurial interests outside of the company. Cliff Fox, Senior Vice President, Core Map Group, at HERE, assumed the position of acting Head of HERE, effective from September 1, 2014.

•                  Nokia returned to the EURO STOXX 50 Index on September 22, 2014.

NOKIA NETWORKS Q3 2014 OPERATING HIGHLIGHTS

•                  Nokia Networks’ deal momentum in mobile broadband and related services continued. During the quarter, Nokia Networks was selected by Telefónica in Spain as key supplier for radio access equipment and professional services in several autonomous regions over a period of three years and by olleh Rwanda networks to implement the country’s first LTE network. Nokia Networks was also selected by Three in Ireland to upgrade its 2G and 3G networks and to provide related Network Planning, Network Implementation and System Integration services

•                  Shortly after the end of the third quarter 2014, Nokia Networks signed a new contract with T-Mobile USA to provide LTE-Advanced equipment and related services to help the operator continue the expansion of its nationwide LTE network.

•                  Nokia Networks helped Vodafone to roll out New Zealand’s first commercial 700MHz LTE network and helped Tele2 Baltics to adopt the latest technologies including LTE services for its mobile network.

•                  Nokia Networks was recognized by China Mobile, the world’s largest mobile operator, in its quality assessment of its commercial TD-LTE network, providing the best network performance and the fastest network implementation, measured across the top 10 provincial capitals.

•                  Nokia Networks also received the People’s Republic of China Friendship Award for its long-standing commitment and dedication to developing the TD-LTE technology standard. This is the highest level recognition awarded by the Chinese government to non-Chinese experts for their contributions to the country’s economic and social progress.

•                  Nokia Networks continued to show leadership in 4G radio technology, being the first in the world to trial LTE for national TV broadcasting in Munich area in Germany and enhanced its LTE portfolio with a number of product launches, including the world’s first 3.5 GHz carrier aggregation capable radio and a solution to smoothly migrate WiMAX networks to TD-LTE-Advanced and an LTE-A 3 carrier aggregation solution to support up to 450Mbps ready for when commercial devices start to ship.

•                  At the end of the third quarter of 2014, Nokia Networks had 154 commercial LTE contracts.

•                  Nokia Networks successfully managed TIM Brazil’s network during the world’s premier football event organized in the country, helping the operator to deal with 1 TB in data traffic and approximately 21 000 hours of voice calls generated during the event.

•                  In the area of small cells, Nokia Networks signed a deal with Vodafone for the supply of its innovative Flexi Zone small cells. Nokia Networks also introduced new innovations to its small cell portfolio such as the double-capacity small cell base station Flexi Zone G2 Pico, and an indoor planning service enhanced by 3-D geolocation-based HetNet planning for in-building solutions.

•                  Nokia Networks continues to invest in telco cloud and announced extended collaboration with Red Hat to deliver Nokia Networks’ carrier-grade virtualized core applications and cloud application management products with Red Hat Enterprise Linux OpenStack Platform.

•                  Nokia Networks was the first vendor to be delivering a commercial telco cloud solution compliant with ETSI NFV architecture for end-to-end VoLTE services; Nokia Networks also announced services to integrate, operate and maintain the commercial NFV VoLTE solution and a telco cloud partner certification program to strengthen its telco cloud partner ecosystem.

•                  Nokia Networks announced the creation of a new Partnering Business Unit to concentrate on the growing network of its partners.

•                  Nokia Networks opened a new AppFactory application innovation center in Bath, UK, jointly managed by Nokia Networks and Intel to support creation of 3rd party applications. The mobile operator Everything Everywhere is the first to benefit from the new center. In addition, a number of applications provided by the Nokia Networks AppFactory can be pre-configured for immediate deployment within operator networks.

•                  Nokia Networks and Etisalat Nigeria renewed their managed services contract for three more years with expanded services scope, and Nokia Networks launched a number of new operator services including the Operations Support System as a Service and new services to enable mobile operators to maximize the business value from Customer Experience Management, including the CEM Office service and Preventive Complaint Analysis service. Nokia Networks and Denmark’s Telenor reported having significantly taken down the average length of the operator’s network-related customer care calls through the Reporting Suite for Customer Care, part of the OSS tools portfolio.

•                  Nokia Networks unveiled Dynamic Experience Management, a FutureWorks pre-commercial solution combining telco-scale big data analytics, artificial intelligence and full process automation.

•                  Nokia Networks completed the acquisition of SAC Wireless and signed a memorandum of understanding to acquire part of Panasonic’s networks business.

•                  Nokia Networks was chosen to deploy a GSM-R network for the Spanish railway operator ADIF for reliable voice communication between train drivers and the operation center as well as for faster deployment of safety systems on high-speed train lines.

HERE Q3 2014 OPERATING HIGHLIGHTS

During the third quarter, HERE entered into new, renewed and expanded partnerships with companies and organizations from the automotive, insurance, retail and telecommunications industries. In addition, highlights for the quarter included the following:

•                  HERE completed the acquisition of Medio, a Seattle-based company that is a pioneer in the emerging field of real-time predictive analytics. Building on Medio’s smart data asset enables HERE to create contextual maps and location services that change according to the situation to provide highly personalized and predictive experiences.

•                  At ITS World Congress, HERE demonstrated together with SWARCO group how technology can help cities better control, predict and manage traffic flows. Through SWARCO’s next generation traffic management solution, SWARCO’s traffic signal and sensor data, integrated with HERE probe data, will help city managers better predict traffic and control vehicle flow.

•                  At ITS World Congress, HERE also demonstrated an alternate and potentially fail-safe means of maintaining accurate positioning in parts of a city where there isn’t adequate GPS coverage, such as between high buildings, in parking garages or in underpasses. With support from the Oakland County Connected Vehicle Task Force (OCCV) and Paxgrid, HERE showed, through a parking demonstration, how this technology can provide precise location positioning of a vehicle with the use of two small roadside boxes known as WAVE DSRC units, but without GPS or cellular positioning information.

•                  HERE was recognized by global research and consulting firm Frost & Sullivan as a trailblazer in developing connected vehicle technology. In the report detailing the award, Frost & Sullivan noted that HERE stands apart in the highly competitive space for its knowledge and industry experience, impressive data collection ability, high level of personalization, revolutionary products and wide ranging partnerships “with nearly every OEM and system vendor”.

•                  HERE announced that it has formed a licensing agreement with Samsung to bring its maps and location platform services to Tizen-powered smart devices by Samsung, including the newly-announced Samsung Gear S. In addition, HERE has also developed a companion application for the Android-based Samsung Galaxy family of products called HERE (beta), which was made available in Samsung’s application store in early October.

•                  HERE announced an agreement with Deutsche Bahn, the German rail company that sees HERE applications integrate full train and transit information from across the Deutsche Bahn network as well as all German regional transport operators and transport companies. This means that HERE applications cover transit information across all of Germany, so people can plan their journey door-to-door.

•                  HERE was named the Official Map of Red Bull. The Red Bull Media House is using HERE maps across all of its digital channels as part of the inspiring content it delivers to millions around the world.

NOKIA TECHNOLOGIES Q3 2014 OPERATING HIGHLIGHTS

•                  In the third quarter 2014, Nokia’s Z Launcher team published nine software updates and introduced dozens of performance optimizations and several new user-facing features. Z Launcher, Nokia’s predictive Android home screen replacement app, is in pre-beta release and the team is working with users to integrate feedback into future versions.

•                  The 3rd Generation Partnership Project (3GPP) selected the Enhanced Voice Service (EVS) codec. Nokia contributed multi-year research and development of speech codec reference software to the standard specifications, achieving excellent listening results during testing.

NOKIA’S CONTINUING OPERATIONS IN JANUARY-SEPTEMBER 2014

The following discussion is of Nokia’s reported results for January-September 2014. Comparisons are given to January-September 2013 results, unless otherwise indicated.

The following table sets forth a summary of the reported results for the periods indicated, as well as the year-on-year growth rates.

NOKIA’S CONTINUING OPERATIONS RESULTS SUMMARY, REPORTED

EUR million	Q1-Q3/2014	Q1-Q3/2013	YoY Change
Net sales	8 930	9 232	-3%
Gross margin (%)	44.7%	41.9%
Operating expenses	-2 969	-3 241	-8%
Impairment of goodwill	-1 209	0
Operating margin (%)	-3.2%	2.6%
Financial income and expense, net	-357	-230
Tax	1 492	-155
Profit/Loss	844	-143
Profit/Loss attributable to equity holders of the parent	837	5
EPS, EUR basic	0.23	0.00
EPS, EUR diluted	0.21	0.00
Net cash from operating activities(1)	2 059	-
Total cash and other liquid assets	7 639	9 134	-16%
Net cash and other liquid assets	5 025	2 413	108%

Note 1: No comparative data available for quarterly information in 2013

The decline in Nokia’s continuing operations net sales in the first nine months of 2014 resulted primarily from lower net sales in Nokia Networks. The decline in Nokia Networks net sales in the first nine months of 2014 was due to lower sales in Global Services and the divestment of businesses not consistent with Nokia Networks’ strategic focus, partially offset by higher sales in Mobile Broadband. The decline in Global Services net sales in the first nine months of 2014 was primarily due to a reduction in network implementation, consistent with lower levels of large scale network deployments, the exiting of certain customer contracts and countries, as well as lower maintenance activity. The increase in Mobile Broadband net sales in the first nine months of 2014 was primarily due to higher sales in LTE and core networks, partially offset by lower sales in other radio technologies.

The increase in Nokia’s continuing operations gross margin in the first nine months of 2014 was primarily due to higher gross margin in Nokia Networks and, to a lesser extent, higher gross margin in Nokia Technologies. The increase in Nokia Networks gross margin in the first nine months of 2014 was primarily due to a higher proportion of Mobile Broadband within the overall sales and, to a lesser extent, higher gross margin in Global Services, partially offset by a lower gross margin in Mobile Broadband.

The decrease in Nokia’s continuing operations operating expenses in the first nine months of 2014 was primarily due to Nokia Networks and HERE. The decrease in Nokia Networks’ operating expenses in the first nine months of 2014 was primarily due to structural costs savings from Nokia Networks’ global restructuring program, as well as reduced investments in businesses that are not consistent with Nokia Networks’ focused strategy, partially offset by higher investments in areas that are consistent with Nokia Networks’ focused strategy, most notably LTE. The decrease in HERE operating expenses was primarily due to the absence of significant purchase prize accounting-related items arising from the purchase of NAVTEQ, the vast majority of which had been fully amortized as of the end of the second quarter 2013.

In the third quarter 2014, we conducted an impairment assessment of the goodwill related to our HERE business as a result of an adjustment to the HERE strategy and the related new long-range plan. We concluded that these factors resulted in a triggering event requiring an interim impairment test to assess if events or changes in circumstances indicated that the carrying amount of our goodwill may not be recoverable. As a result of the impairment test, we recorded a charge to operating profit of EUR 1 209 million for the impairment of goodwill.

Nokia’s continuing operations net financial income and expense in the first nine months of 2014 was a higher expense than in the first nine months of 2013. The higher net expense was primarily due to one-time items related to the repayment of the Convertible bond issued to Microsoft and the redemption of materially all Nokia Networks’ borrowings.

Nokia’s continuing operations taxes in the first nine months of 2014 were a tax benefit of EUR 1 492 million, compared to a tax expense of EUR 155 million in the first nine months of 2013. The tax benefit was primarily due to the recognition of deferred tax assets from the reassessment of recoverability of tax assets related to Finland and Germany, partially offset by valuation allowances mainly related to HERE’s Dutch deferred tax assets and other tax expenses.

The improvement in Nokia’s continuing operations profit in the first nine months of 2014 compared to the first nine months of 2013, was primarily due to the tax benefit related to the recognition of deferred tax assets and, to a lesser extent, lower restructuring charges and lower operating expenses, partially offset by the goodwill impairment charge related to HERE.

DISCONTINUED OPERATIONS IN JANUARY-SEPTEMBER 2014

The following discussion is of Nokia’s reported results for January-September 2014. Comparisons are given to January-September 2013 results, unless otherwise indicated.

As the sale of substantially all of the Devices & Services business to Microsoft closed on April 25, 2014, i.e. shortly after the end of the first quarter 2014, the financial results of the discontinued operations in the nine months ended September 30, 2014, are not comparable to the financial results of the discontinued operations in previous periods.

DISCONTINUED OPERATIONS RESULTS SUMMARY, REPORTED

EUR million	Q1-Q3/2014	Q1-Q3/2013	YoY Change
Net sales	2 452	8 102	-70%
Gross margin (%)	15.3%	20.7%
Operating expenses	-800	-1 971	-59%
Operating margin (%)	111.5%	-4.8%
Net cash from operating activities(1)	-1 008	—

Note 1: No comparative data available for quarterly information in 2013

PERSONNEL

PERSONNEL END OF QUARTER FOR CONTINUING OPERATIONS

	Q3/2014	Q3/2013	YoY Change	Q2/2014	QoQ Change
Nokia Networks	51 980	49 122	6%	49 684	5%
HERE	6 211	5 790	7%	6 047	3%
Nokia Technologies and Group Common Functions	844	916	-8%	868	-3%
Nokia’s continuing operations	59 035	55 828	6%	56 599	4%

The average number of Nokia’s continuing operations employees during the period from January to September 2014 was 56 555, of which the average number of employees at HERE and Nokia Networks was 6 022 and 49 683 respectively.

SHARES

The total number of Nokia shares on September 30, 2014, was 3 745 004 217. On September 30, 2014, Nokia and its subsidiary companies owned 66 721 733 Nokia shares, representing approximately 1.8% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENTS, Reported, EUR million

(unaudited)

	Reported	Reported	Reported	Reported	Reported
	7-9/2014	7-9/2013	1-9/2014	1-9/2013	1-12/2013
Net sales	3 324	2 938	8 930	9 232	12 709
Cost of sales	-1 846	-1 680	-4 942	-5 366	-7 364

Gross profit	1 478	1 258	3 988	3 867	5 345
Research and development expenses	-626	-597	-1 795	-1 999	-2 619
Selling, general and administrative expenses	-404	-381	-1 174	-1 241	-1 671
Impairment of goodwill	-1 209	0	-1 209	0	0
Other income	38	80	109	230	272
Other expenses	-86	-98	-203	-612	-809

Operating loss/profit	-810	262	-283	244	518
Share of results of associated companies	-3	2	-9	-1	4
Financial income and expenses	-22	-63	-357	-230	-280

Loss/profit before tax	-834	202	-649	12	243
Tax	1 594	-64	1 492	-155	-202

Profit/loss from continuing operations	760	138	844	-143	41

Profit/loss from continuing operations attributable to equity holders of the parent	757	161	837	5	186
Profit/loss from continuing operations attributable to non-controlling interests	3	-23	7	-148	-145

Loss/profit from discontinued operations	-10	-243	2 188	-579	-780

Loss/profit from discontinued operations attributable to equity holders of the parent	-10	-252	2 182	-595	-801
Loss/profit from discontinued operations attributable to non-controlling interests	0	9	6	17	21

Profit/loss	750	-105	3 031	-721	-739

Profit/loss attributable to equity holders of the parent	747	-91	3 018	-590	-615
Profit/loss attributable to non-controlling interests	3	-14	13	-131	-124
Profit/loss	750	-105	3 031	-721	-739

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.20	0.04	0.23	0.00	0.05
From discontinued operations	0.00	-0.07	0.59	-0.16	-0.22
From the profit	0.20	-0.02	0.81	-0.16	-0.17
Diluted earnings per share
From continuing operations	0.19	0.04	0.21	0.00	0.05
From discontinued operations	0.00	-0.07	0.52	-0.16	-0.22
From the profit	0.19	-0.02	0.73	-0.16	-0.17

Average number of shares (1 000 shares)
Basic
From continuing operations	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
From discontinued operations	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
From the profit	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
Diluted
From continuing operations	4 018 692	4 057 748	4 177 840	3 734 349	3 733 364
From discontinued operations	3 701 307	3 712 233	4 177 840	3 711 964	3 712 079
From the profit	4 018 692	3 712 233	4 177 840	3 711 964	3 712 079

Interest expense, net of tax, on convertible bonds, where dilutive	-11	-10	-48	—	—

From continuing operations:
Depreciation and amortization	-67	-78	-217	-481	-560

Share-based compensation expense	17	12	45	30	42

CONSOLIDATED INCOME STATEMENTS, Non-IFRS, EUR million

(unaudited)

	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
	7-9/2014	7-9/2013	1-9/2014	1-9/2013	1-12/2013
Net sales	3 325	2 938	8 931	9 233	12 710
Cost of sales	-1 845	-1 680	-4 937	-5 366	-7 364

Gross profit	1 480	1 259	3 994	3 868	5 346
Research and development expenses	-614	-591	-1 756	-1 817	-2 416
Selling, general and administrative expenses	-392	-372	-1 116	-1 159	-1 578
Other income	25	78	94	228	267
Other expenses	-42	-30	-108	-92	-182

Operating profit	457	344	1 108	1 028	1 437
Share of results of associated companies	-3	2	-9	-1	4
Financial income and expenses	-22	-63	-177	-230	-280

Profit before tax	432	284	923	797	1 161
Tax	-80	-78	-184	-234	-282

Profit from continuing operations	353	206	739	562	879

Profit from continuing operations attributable to equity holders of the parent	350	223	732	448	762
Profit/loss from continuing operations attributable to non-controlling interests	3	-17	7	114	117

Loss from discontinued operations	0	-183	-426	-471	-665

Loss from discontinued operations attributable to equity holders of the parent	0	-192	-432	-488	-686
Loss/profit from discontinued operations attributable to non-controlling interests	0	9	6	17	21

Profit/loss	353	23	314	91	214

Profti/loss attributable to equity holders of the parent	350	31	301	-40	76
Profit/loss attributable to non-controlling interests	3	-8	13	131	138
Profit/loss	353	23	314	91	214

Earnings per share, EUR
(for profit/loss attributable to the equity holders of the parent)
Basic earnings per share
From continuing operations	0.09	0.06	0.20	0.12	0.21
From discontinued operations	0.00	-0.05	-0.12	-0.13	-0.19
From the profit	0.09	0.01	0.08	-0.01	0.02
Diluted earnings per share
From continuing operations	0.09	0.06	0.19	0.12	0.20
From discontinued operations	0.00	-0.05	-0.12	-0.13	-0.19
From the profit	0.09	0.01	0.08	-0.01	0.02

Average number of shares (1 000 shares)
Basic
From continuing operations	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
From discontinued operations	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
From the profit	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
Diluted
From continuing operations	4 018 692	4 057 748	4 177 840	4 032 273	4 121 207
From discontinued operations	3 701 307	3 712 233	3 709 407	3 711 964	3 712 079
From the profit	4 018 692	3 738 646	3 728 186	3 711 964	3 733 364

Interest expense, net of tax, on convertible bonds, where dilutive	-11	-10	-48	-30	-53

From continuing operations:
Depreciation and amortization	-51	-63	-159	-213	-277

Share-based compensation expense	17	12	45	30	42

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME, Reported, EUR million

(unaudited)

	Reported	Reported	Reported	Reported	Reported
	7-9/2014	7-9/2013	1-9/2014	1-9/2013	1-12/2013

Profit/Loss	750	-105	3 031	-721	-739

Other comprehensive income/expense
Items that will not be reclassified to profit or loss
Remeasurements on defined benefit pensions	-58	-14	-188	61	83
Items that may be reclassified subsequently to profit or loss
Translation differences	453	-85	631	-270	-496
Net investment hedges	-108	14	-111	74	114
Cash flow hedges	-12	-18	-53	35	3
Available-for-sale investments	62	18	66	55	49
Other increase/decrease, net	-1	1	39	2	5
Income tax related to components of other comprehensive income/expense	118	8	67	-1	-2

Other comprehensive income/expense, net of tax	454	-76	451	-44	-244

Total comprehensive income/expense	1 204	-180	3 482	-765	-983

Total comprehensive income/expense attributable to
equity holders of the parent	1 195	-162	3 467	-642	-863
non-controlling interests	9	-18	15	-123	-120
	1 204	-180	3 482	-765	-983

Total comprehensive income/expense attributable to equity holders of the parent arises from:
Continuing operations	1 210	106	1 089	-25	34
Discontinued operations	-15	-268	2 378	-617	-897
	1 195	-162	3 467	-642	-863

CONSOLIDATED INCOME STATEMENTS, EUR million

(unaudited)

NOKIA GROUP, Continuing operations

	Non-IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	7-9/2014	7-9/2014	7-9/2014	7-9/2013	7-9/2013	7-9/2013

Net sales	3 325	-1	3 324	2 938		2 938
Cost of sales	-1 845	-1	-1 846	-1 680		-1 680

Gross profit(1)	1 480	-2	1 478	1 259	-1	1 258
% of net sales	44.5		44.5	42.9		42.8

Research and development expenses(2)	-614	-12	-626	-591	-6	-597
% of net sales	18.5		18.8	20.1		20.3

Selling, general and administrative expenses(3)	-392	-12	-404	-372	-9	-381
% of net sales	11.8		12.2	12.7		13.0

Impairment of goodwill(4)	0.0	-1 209	-1 209	0.0		0.0
% of net sales	0.0		36.4	0.0		0.0

Other income and expenses(5)	-16	-32	-48	48	-66	-18

Operating profit	457	-1 267	-810	344	-82	262
% of net sales	13.7		-24.4	11.7		8.9

Share of results of associated companies	-3		-3	2		2
Financial income and expenses(6)	-22		-22	-63		-63

Profit/loss before tax	432	-1 266	-834	284	-82	202
Tax(6)	-80	1 674	1 594	-78	14	-64

Profit/loss from continuing operations	353	407	760	206	-68	138

Profit/loss attributable to equity holders of the parent	350	407	757	223	-62	161
Profit/loss attributable to non-controlling interests	3		3	-17	-6	-23

Depreciation and amortization	-51	-16	-67	-63	-15	-78
EBITDA	505	-1 251	-746	409	-66	343
Share-based compensation expense	17		17	12		12

(1) Revenue deferrals and related costs of EUR 2 million in Q3/14.

(2) Transaction and other related costs of EUR 5 million resulting from the sale of Devices & Services business to Microsoft, and amortization of acquired intangible assets of EUR 7 million in Q3/14. Amortization of acquired intangible assets of EUR 6 million in Q3/13.

(3) Transaction and other related costs of EUR 3 million resulting from the sale of Devices & Services business to Microsoft and amortization of acquired intangible assets of EUR 9 million in Q3/14, and amortization of acquired intangible assets of EUR 9 million in Q3/13.

(4) Goodwill impairment charge of EUR 1 209 million in Q3/14.

(5) Anticipated contractual remediation costs of EUR 31 million and restructuring charges and associated charges of EUR 5 million and gain on sale of fixed assets of EUR 3 million Q3/14. Restructuring charges and associated charges of EUR 66 million Q3/13.

(6) Reversal of valuation allowances on deferred tax assets of EUR 1 999 million and allowance of EUR 325 million to deferred tax assets in Q3/14. EUR 14 million tax income from certain tax benefits related to previous years’ earnings in Q3/13.

NOKIA NETWORKS, EUR million

(unaudited)

	Non-IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	7-9/2014	7-9/2014	7-9/2014	7-9/2013	7-9/2013	7-9/2013

Net sales	2 940		2 940	2 591		2 591
Cost of sales	-1 789		-1 789	-1 643		-1 643

Gross profit	1 151		1 151	949		949
% of net sales	39.1		39.1	36.6		36.6

Research and development expenses(1)	-440	-7	-447	-441	-5	-446
% of net sales	15.0		15.2	17.0		17.2

Selling, general and administrative expenses(2)	-302	-9	-311	-292	-7	-299
% of net sales	10.3		10.6	11.3		11.5

Other income and expenses(3)	-12	-33	-45	1	-39	-38

Operating profit	397	-48	349	217	-51	166
% of net sales	13.5		11.9	8.4		6.4

Depreciation and amortization	-38	-15	-53	-50	-12	-62

EBITDA	433	-33	400	271	-39	232

(1) Amortization of acquired intangible assets of EUR 7 million in Q3/14 and EUR 5 million in Q3/13.

(2) Amortization of acquired intangible assets of EUR 9 million in Q3/14 and EUR 7 million in Q3/13.

(3) Anticipated contractual remediation costs of EUR 31 million and restructuring charges of EUR 2 million in Q3/14, and restructuring charges and associated charges of EUR 39 million in Q3/13.

HERE, EUR million

(unaudited)

	Non-IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	7-9/2014	7-9/2014	7-9/2014	7-9/2013	7-9/2013	7-9/2013

Net sales	237	-1	236	211		211
Cost of sales	-58	-2	-60	-37		-37

Gross profit(1)	178	-2	176	174		174
% of net sales	75.1		74.6	82.5		82.5

Research and development expenses(2)	-137	-3	-140	-114	-1	-115
% of net sales	57.8		59.3	54.0		54.5

Selling, general and administrative expenses(3)	-41	-1	-42	-39	-3	-42
% of net sales	17.3		17.8	18.5		19.9

Impairment of goodwill(4)	0	-1 209	-1 209	0		0
% of net sales	0.0		512.3	0.0		0.0

Other income and expenses(5)	1	-2	-1	0	-4	-4

Operating profit/loss	0	-1 215	-1 215	21	-7	14
% of net sales	0.0		-514.8	10.0		6.6

Depreciation and amortization	-12	-2	-14	-13	-3	-16

EBITDA	13	-1 215	-1 202	34	-4	30

(1) Revenue deferrals and related costs of EUR 2 million in Q3/14.

(2) Transaction and other related costs of EUR 3 million in Q3/14 resulting from the sale of Devices & Services business to Microsoft and EUR 1 million of amortization of intangible assets in Q3/13.

(3) Transaction and other related costs of EUR 1 million in Q3/14. Amortization of acquired intangible assets of EUR 3 million in Q3/13.

(4) Goodwill impairment charge of EUR 1 209 million in Q3/14.

(5) Restructuring and associated charges of EUR 2 million in Q3/14 and EUR 4 million in Q3/13.

NOKIA TECHNOLOGIES, EUR million

(unaudited)

	Non-IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	7-9/2014	7-9/2014	7-9/2014	7-9/2013	7-9/2013	7-9/2013

Net sales	152		152	140		140
Cost of sales	-2		-2	-2		-2

Gross profit	150		150	138		138
% of net sales	98.7		98.7	98.6		98.6

Research and development expenses(1)	-37	-2	-39	-35		-35
% of net sales	24.3		25.7	25.0		25.0

Selling, general and administrative expenses	-17		-17	-18		-18
% of net sales	11.2		11.2	12.9		12.9

Other income and expenses(2)	2		2	0	-1	-1

Operating profit	98	-2	96	84	-1	83
% of net sales	64.5		63.2	60.0		59.3

Depreciation and amortization

EBITDA	98	-2	96	84	-1	83

(1) Transaction and other related costs of EUR 2 million in Q3/14 resulting from the sale of Devices & Services business to Microsoft.

(2) Restructuring charges of EUR 1 million in Q3/13.

GROUP COMMON FUNCTIONS, EUR million

(unaudited)

	Non-IFRS	Special items & PPA	Reported	Non-IFRS	Special items & PPA	Reported
	7-9/2014	7-9/2014	7-9/2014	7-9/2013	7-9/2013	7-9/2013

Net sales
Cost of sales	1		1	-2		-2

Gross profit/loss	1		1	-2		-2

Research and development expenses				-1		-1

Selling, general and administrative expenses(1)	-32	-3	-35	-23		-23

Other income and expenses(2)	-7	3	-4	48	-23	25

Operating loss/profit	-38	-1	-39	22	-23	-1

Depreciation and amortization

(1) Transaction and other related costs of EUR 4 million in Q3/14.

(2) Gain on sale of fixed assets of EUR 3 million in Q3/14. Restructuring charges of EUR 5 million and EUR 18 million resulting from the sale of Devices & Services business to Microsoft in Q3/13.

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

Third quarter 2014, EUR million

(unaudited)

	Mobile Broadband Non-IFRS 7-9/2014	Global Services Non- IFRS 7-9/2014	Nokia Networks Other Non-IFRS(1) 7-9/2014	Nokia Networks Non-IFRS 7-9/2014	HERE Non- IFRS 7-9/2014	Nokia Technologies Non-IFRS 7-9/2014	Corporate Common Non-IFRS 7-9/2014	Eliminations 7-9/2014	Total Non- IFRS 7-9/2014	Exclusions Non-IFRS 7-9/2014	Nokia Continuing Operations Reported 7-9/2014
Net sales	1 672	1 268		2 940	237	152		-4	3 325	-1	3 324
Costs and expenses	-1 409	-1 117	-5	-2 531	-237	-56	-31	4	-2 851	-25	-2 876
Impairment of goodwill										-1 209	-1 209
Other income and expenses	-9	-8	5	-12	1	2	-7	-1	-16	-32	-48
Operating profit/loss	254	143		397	0	98	-38		457	-1 267	-810
% of net sales	15.2	11.3	—	13.5	0.0	64.5			13.7		-24.4
Depreciation and amortization				-38	-12				-51	-16	-67

Third quarter 2013, EUR million
(unaudited)

	Mobile Broadband Non-IFRS 7-9/2013	Global Services Non- IFRS 7-9/2013	Nokia Networks Other Non-IFRS(1) 7-9/2013	Nokia Networks Non-IFRS 7-9/2013	HERE Non- IFRS 7-9/2013	Nokia Technologies Non-IFRS 7-9/2013	Corporate Common Non-IFRS 7-9/2013	Eliminations 7-9/2013	Total Non- IFRS 7-9/2013	Exclusions Non-IFRS 7-9/2013	Nokia Continuing Operations Reported 7-9/2013
Net sales	1 259	1 331	2	2 591	211	140		-4	2 938		2 938
Costs and expenses	-1 197	-1 167	-11	-2 375	-190	-56	-26	5	-2 642	-16	-2 657
Impairment of goodwill											0
Other income and expenses			1	1			48	-1	48	-66	-18
Operating profit/loss	62	164	-8	217	21	84	22		344	-82	262
% of net sales	4.9	12.3		8.4	10.0	60.0			11.7		8.9
Depreciation and amortization				-50	-13				-63	-15	-78

(1)         Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Optical Nokia Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business.

SEGMENT INFORMATION AND ELIMINATIONS, Continuing Operations

January-September 2014, EUR million

(unaudited)

	Mobile Broadband Non-IFRS 1-9/2014	Global Services Non- IFRS 1-9/2014	Nokia Networks Other Non- IFRS(1) 1-9/2014	Nokia Networks Non- IFRS 1-9/2014	HERE Non- IFRS 1-9/2014	Nokia Technologies Non-IFRS 1-9/2014	Corporate Common Non-IFRS 1-9/2014	Eliminations 1-9/2014	Total Non- IFRS 1-9/2014	Exclusions Non-IFRS 1-9/2014	Nokia Continuing Operations Reported 1-9/2014
Net sales	4 279	3 526	29	7 833	678	430	1	-12	8 931	-1	8 930
Costs and expenses	-3 804	-3 093	-18	-6 917	-668	-149	-88	12	-7 809	-102	-7 911
Impairment of goodwill										-1 209	-1 209
Other income and expenses	-12	-10	-1	-22		-1	10	-1	-14	-79	-93
Operating profit/loss	463	423	10	894	11	280	-76		1 108	-1 391	-283
% of net sales	10.8	12.0	34.5	11.4	1.6	65.1			12.4		-3.2
Depreciation and amortization				-122	-37		-1		-159	-58	-217

January-September  2013, EUR million (unaudited)

	Mobile Broadband Non-IFRS 1-9/2013	Global Services Non- IFRS 1-9/2013	Nokia Networks Other Non- IFRS(1) 1-9/2013	Nokia Networks Non- IFRS 1-9/2013	HERE Non- IFRS 1-9/2013	Nokia Technologies Non-IFRS 1-9/2013	Corporate Common Non-IFRS 1-9/2013	Eliminations 1-9/2013	Total Non- IFRS 1-9/2013	Exclusions Non-IFRS 1-9/2013	Nokia Continuing Operations Reported 1-9/2013
Net sales	3 784	4 213	180	8 177	660	408		-12	9 233	-1	9 232
Costs and expenses	-3 481	-3 754	-200	-7 436	-636	-160	-87	-22	-8 342	-264	-8 606
Impairment of goodwill											0
Other income and expenses					-1		103	34	137	-519	-382
Operating profit/loss	303	459	-20	741	23	248	16		1 028	-784	244
% of net sales	8.0	10.9	-11.1	9.1	3.5	60.8			11.1		2.6
Depreciation and amortization				-162	-48		-3		-213	-268	-481

(1)         Nokia Networks Other includes net sales and related cost of sales and operating expenses of non-core businesses, IPR net sales and related costs, as well as Optical Nokia Networks business until May 6, 2013, when its divestment was completed. It also includes restructuring and associated charges for Nokia Networks business.

NET SALES BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations, EUR million

(unaudited)

	Reported		Reported	Reported
Reported	7-9/2014	YoY Change	7-9/2013	1-12/2013

Europe	1 010	9%	927	3 939
Middle-East & Africa	293	13%	260	1 169
Greater China	390	38%	282	1 201
Asia-Pacific	807	0%	809	3 429
North America	547	47%	371	1 656
Latin America	277	-4%	290	1 315

Total	3 324	13%	2 938	12 709

PERSONNEL BY GEOGRAPHIC AREA, NOKIA GROUP, Continuing operations

(unaudited)

	30.9.2014	YoY Change, %	30.9.2013	31.12.2013

Europe	22 952	3%	22 278	21 978
Middle-East & Africa	2 436	-8%	2 660	2 539
Greater China	9 000	14%	7 902	7 847
Asia-Pacific	15 888	9%	14 537	14 964
North America	5 645	9%	5 180	4 764
Latin America	3 114	-5%	3 271	3 152

Total	59 035	6%	55 828	55 244

DISCONTINUED OPERATIONS

In September 2013, Nokia announced the sale of substantially all of its Devices & Services business to Microsoft. Subsequent to the approval for the sale received in the Extraordinary General Meeting in November 2013, Nokia Group has presented Devices & Services as discontinued business, including those items outside of the scope of the transaction. The sale was completed on April 25, 2014.

Results of discontinued operation, EUR million

	Reported	Reported	Reported
	1-9/ 2014	1-9/ 2013	1-12/ 2013

Net sales	2 452	8 102	10 735
Cost of sales	-2 077	-6 428	-8 526
Gross profit	375	1 674	2 209
Research and development expenses	-355	-840	-1 130
Selling, general and administrative expenses	-445	-1 131	-1 559
Other income and expenses	3 160	-94	-109
Operating profit/loss	2 735	-391	-590
Financial income and expense, net	-203	4	9
Income tax	-344	-191	-200

Profit/loss	2 188	-579	-780

Depreciation and amortization	0	-147	-176

(1) Other operating income and expenses for Q2 2014 include a gain of EUR 3 200  million and transaction costs and transaction related costs of EUR 15 milllion resulting from the disposal.

(2) Financial income and expenses include exchange differences of EUR 209 million reclassified from other comprehensive income to profit and loss as a consequence of the disposal.

(3) Income taxes include EUR 331 million of taxes resulting from the sale of the Devices & Services business.

Cash flows from / used in discontinued operations, EUR million(1)

	Reported	Reported	Reported
	1-9/ 2014	1-9/ 2013	1-12/ 2013

Net cash used in operating activities	-1 008	—	-1 062
Net cash used in investing activities	2 335	—	-130
Net cash used in financing activities	-9	—	-21

Net cash flow	1 318	—	-1 213

(1)No comparative data available for quarterly information in 2013

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION, Reported, EUR million (unaudited)(1)

	Reported	Reported	Reported
	30.9.2014	30.9.2013	31.12.2013
ASSETS
Non-current assets
Goodwill	2 480	4 815	3 295
Other intangible assets	350	345	296
Property, plant and equipment	670	1 163	566
Investments in associated companies	52	60	65
Available-for-sale investments	795	761	741
Deferred tax assets	2 673	1 028	890
Long-term loans receivable	96	106	96
Other non-current assets	75	198	97
	7 192	8 477	6 046
Current assets
Inventories	1 330	1 500	804
Accounts receivable	3 266	3 717	2 901
Prepaid expenses and accrued income	1 088	2 482	660
Current income tax assets	130	324	146
Current portion of long-term loans receivable	8	45	29
Other financial assets	244	317	285
Investments at fair value through profit and loss, liquid assets	402	391	382
Available-for-sale investments, liquid assets	2 129	1 174	956
Available-for-sale investments, cash equivalents	2 975	3 880	3 957
Bank and cash	2 133	3 689	3 676
	13 703	17 518	13 797
Fixed assets held for sale	0	94	89
Assets of disposal groups classified as held for sale	0	0	5 260
Total assets	20 895	26 089	25 191

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	435	612	615
Treasury shares	-799	-604	-603
Translation differences	959	614	434
Fair value and other reserves	11	98	80
Reserve for invested non-restricted equity	3 091	3 115	3 115
Retained earnings	4 274	2 603	2 581
	8 217	6 684	6 468
Non-controlling interests	98	207	192
Total equity	8 315	6 891	6 660

Non-current liabilities
Long-term interest-bearing liabilities	2 518	4 699	3 286
Deferred tax liabilities	235	179	195
Deferred revenue and other long-term liabilities	2 155	758	630
Provisions	301	191	242
	5 209	5 826	4 353
Current liabilities
Current portion of long-term loans	1	1 847	3 192
Short-term borrowing	94	175	184
Other financial liabilities	181	76	35
Current income tax liabilities	520	691	484
Accounts payable	2 226	3 564	1 839
Accrued expenses, deferred revenue and other liabilities	3 775	5 299	3 038
Provisions	575	1 720	680
	7 371	13 372	9 452
Liabilities of disposal groups classified as held for sale	0	0	4 727
Total shareholders’ equity and liabilities	20 895	26 089	25 191

Interest-bearing liabilities	2 613	6 721	6 662
Shareholders’ equity per share, EUR	2.23	1.80	1.74
Number of shares (1 000 shares)(2)	3 678 282	3 712 390	3 712 427

(1) Devices & Services business was classified as discontinued operations in November 2013. The sale was completed on April 25, 2014.

(2) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, Reported, EUR million(1)

(unaudited)

	7-9/2014	7-9/2013	1-9/2014	1-9/2013	1-12/2013
Cash flow from operating activities
Profit attributable to equity holders of the parent	746	-91	3 018	-590	-615
Adjustments, total	-230	332	-2 413	1 536	1 789
Change in net working capital	31	-157	1 266	-823	-945
Cash generated from operations(2)	548	84	1 871	123	229
Interest received	17	23	40	66	92
Interest paid	-9	-37	-288	-133	-208
Other financial income and expenses, net	-83	83	-66	203	345
Income taxes paid	-74	-144	-506	-240	-386
Net cash from/used in operating activities	399	9	1 051	19	72

Cash flow from investing activities
Acquisition of businesses, net of acquired cash	-159	—	-172	—	—
Purchase of current available-for-sale investments, liquid assets	-711	-358	-2 270	-1 015	-1 021
Purchase of non-current available-for-sale investments	-20	-10	-49	-39	-53
Purchase of shares in associated companies	—	—	—	-6	-8
Proceeds from (+) / payment of (-) other long-term loans receivable	—	—	—	-2	-1

Proceeds from (+) / payment of (-) short-term loans receivable	-8	17	9	20	4
Capital expenditures(3)	-62	-73	-219	-334	-407

Proceeds from disposal of businesses, net of disposed cash(4)	-7	-10	2 365	-70	-63
Proceeds from disposal of shares in associated companies	—	—	6	—	—
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	439	160	1 070	368	586
Proceeds from sale of non-current available-for-sale investments	5	56	34	94	129
Proceeds from sale of fixed assets	13	27	37	135	138
Dividends received	—	—	—	2	5
Net cash used in/from investing activities	-510	-191	811	-847	-691

Cash flow from financing activities
Purchase of treasury shares	-220	—	-220	—	—
Purchase of a subsidiary’s equity instruments	—	-1 706	—	-1 706	-1 707
Proceeds from long-term borrowings	37	1 499	51	2 291	2 291
Repayment of long-term borrowings	-35	-15	-2 748	-813	-862
Proceeds from (+) / payment of (-) short-term borrowings	15	-56	-63	-141	-128
Dividends paid and other contributions to shareholders	-1 374	-8	-1 383	-51	-71
Net cash used in/from financing activities	-1 577	-286	-4 363	-420	-477

Foreign exchange adjustment	35	-46	-24	-136	-223
Net increase (+) / decrease (-) in cash and cash equivalents	-1 653	-514	-2 525	-1 384	-1 319
Cash and cash equivalents at beginning of period	6 761	8 082	7 633	8 952	8 952
Cash and cash equivalents at end of period	5 108	7 568	5 108	7 568	7 633

(1) The figures in the consolidated statement of cash flows cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

(2) In 1-9/2014 cash generated from operations includes 1.65 billion cash inflow relating to the 10 year patent license agreement with Microsoft which was paid in connection with the sale of Devices & Services business to Microsoft.

(3)The capital expenditure cash outflow of EUR 219 million for 1-9/2014 includes EUR 33 million capital expenditure cash outflows relating to discontinued operations.

(4) In 1-9/2014 proceeds of the sale of Devices & Services business is presented net of the amount of principal and accrued interest on the repaid convertible bonds.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, Reported, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2012	246	446	-629	745	-5	3 136	3 997	7 936	1 303	9 239
Remeasurements on defined benefit pensions, net of tax					34			34	25	59
Translation differences				-247				-247	-23	-270
Net investment hedges, net of tax				74				74		74
Cash flow hedges, net of tax					29			29	6	35
Available-for-sale investments, net of tax					56			56	0	56
Other increase/decrease, net							2	2	0	2
Loss							-590	-590	-131	-721
Total comprehensive income	0	0	0	-173	119	0	-588	-642	-123	-765
Share-based compensation		20						20		20
Excess tax benefit on share-based compensation		2						2		2
Settlement of performance and restricted shares		-7	25			-21		-3		-3
Dividend								0	-20	-20
Acquisition of non-controlling interests		-3		42	-16		-806	-783	-924	-1 707
Other change in non-controlling interest								0	-29	-29
Convertible bond - equity component		154						154		154
Total of other equity movements	0	166	25	42	-16	-21	-806	-610	-973	-1 583
Balance at September 30, 2013	246	612	-604	614	98	3 115	2 603	6 684	207	6 891

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY, Reported, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2013	246	615	-603	434	80	3 115	2 581	6 468	192	6 660
Remeasurements on defined benefit pensions, net of tax					-85		-47	-132		-132
Translation differences				628				628	2	630
Net investment hedges, net of tax				-103				-103		-103
Cash flow hedges, net of tax					-48			-48		-48
Available-for-sale investments, net of tax					64			64		64
Other increase, net							40	40	0	40

Profit							3 018	3 018	13	3 031
Total comprehensive income	0	0	0	525	-69	0	3 011	3 467	15	3 482
Share-based compensation		-7						-7		-7
Excess tax benefit on share-based compensation		9						9		9
Settlement of performance and restricted shares		-17	34			-24		-7		-7
Acquisition of treasury shares			-225					-225		-225

Dividend							-1 374	-1 374		-1 374
Disposal of subsidiaries								0	-109	-109
Convertible bond - equity component		-114						-114		-114
Other movements		-51	-5				56	0		0

Total of other equity movements	0	-180	-196	0	0	-24	-1 318	-1 718	-109	-1 827

Balance at September 30, 2014	246	435	-799	959	11	3 091	4 274	8 217	98	8 315

Impairment

At September 30, 2014, the Group recorded an impairment loss of EUR 1 209 million in relation to the HERE CGU to write down the carrying value of the HERE CGU to its recoverable amount.

IAS 36, Impairment of assets, requires goodwill acquired in a business combination to be assessed for impairment if there is an indication of impairment, and at least annually. The goodwill impairment assessment for the HERE CGU was carried out as at September 30, 2014, which is one day less than one year from the previous assessment date of October 1, 2013. The assessment date was brought forward to September 30, 2014 due to an adjustment to the HERE strategy and the related new long-range plan, which resulted in a triggering event.

The recoverable amount of the HERE CGU was determined using the fair value less costs of disposal method. In the absence of observable market prices, the recoverable amount was estimated based on an income approach, specifically the net present value of discounted future free cash flows. The cash flow projections used in calculating the recoverable amount are based on financial plans approved by management covering an explicit forecast period. The level of fair value hierarchy within which the fair value measurement is categorized is level 3, which means that the valuation reflects management judgment regarding the assumptions market participants would use in determining the fair value of the CGU. The recoverable amount of the HERE CGU at September 30, 2014 was EUR 2 031 million. The impairment loss is the result of an evaluation of the projected financial performance and net cash flows of the HERE CGU and was allocated in its entirety against the carrying value of HERE goodwill. The remaining carrying value of HERE goodwill is EUR 2 273 million.

The evaluation incorporates the slower than expected ramp-up of net sales related to direct to consumer monetization, and the Group’s plans to curtail its investment in certain higher-risk and longer-term growth opportunities. It also reflects the current assessment of risks related to the growth opportunities that management plans to continue pursuing, as well as the related terminal value growth assumptions. After consideration of all relevant factors, management reduced the net sales projections for the HERE CGU, particularly in the latter years of the valuation which, in turn, reduced projected profitability and cash flows.

Deferred taxes

At September 30, 2014, following a reassessment in accordance with IAS 12, Income taxes, of the recoverability of previously unrecognized deferred tax assets, the Group recognized EUR 2.1 billion deferred tax assets related to Finland and Germany, resulting in a non-cash tax benefit of EUR 2.0 billion in the income statement. Based on recent profitability and latest forecasts of future financial performance, the Group has been able to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. A significant portion of the Group’s Finnish and German deferred tax assets are indefinite in nature and available against future Finnish and German tax liabilities.

At September 30, 2014, following a reassessment in accordance with IAS 12 of the recoverability of previously recognized deferred tax assets, the Group derecognized net EUR 325 million deferred tax asset previously recognized mainly related to HERE’s historical Dutch tax losses, resulting in a non-cash tax expense in the income statement. During the third quarter 2014, HERE’s Dutch taxable results over the past three years moved from a cumulative profit position to a cumulative loss position.

When the Group has a history of recent losses in taxable jurisdictions, the Group recognizes deferred tax assets arising from unused losses or tax credits to the extent it has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilized in the future. Favorable evidence of future taxable profits may be assigned lesser weight in assessing the appropriateness of recording a deferred tax asset when there is other unfavorable evidence such as cumulative losses, which are considered strong evidence that future taxable profits may not be available.

FAIR VALUE OF FINANCIAL INSTRUMENTS, Nokia Group, Continuing Operations, Reported

(unaudited)

	Carrying amounts
At September 30, 2014	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	13	—	—	—	13	13

Available-for-sale investments, carried at fair value	—	534	—	—	—	534	534
Available-for-sale investments, carried at cost less impairment	—	248	—	—	—	248	248
Long-term loans receivable	—	—	—	96	—	96	85

Accounts receivable	—	—	—	3 266	—	3 266	3 266
Current portion of long-term loans receivable	—	—	—	8	—	8	8
Other current financial assets, derivatives	—	—	207	—	—	207	207
Other current financial assets, other	—	—	—	36	—	36	36
Investments at fair value through profit and loss, liquid assets	—	—	402	—	—	402	402
Available-for-sale investments, liquid assets carried at fair value	2 129	—	—	—	—	2 129	2 129

Available for-sale investments, cash equivalents carried at fair value	2 975	—	—	—	—	2 975	2 975
Total financial assets	5 104	795	609	3 406	—	9 914	9 903

Long-term interest-bearing liabilities(2)	—	—	—	—	2 518	2 518	4 039
Current portion of long-term loans(2)	—	—	—	—	1	1	1
Short-term borrowing	—	—	—	—	94	94	94
Other financial liabilities	—	—	181	—	—	181	181
Other liabilities, dividend payable	—	—	—	—	—	—	—
Accounts payable	—	—	—	—	2 226	2 226	2 226
Total financial liabilities	—	—	181	—	4 839	5 020	6 541

	Carrying amounts
At December 31, 2013	Current available-for- sale financial assets	Non-current available-for- sale financial assets	Financial instruments at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value(1)
	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	—	11	—	—	—	11	11
Available-for-sale investments, carried at fair value	—	503	—	—	—	503	503
Available-for-sale investments, carried at cost less impairment	—	227	—	—	—	227	227
Long-term loans receivable	—	—	—	96	—	96	85
Accounts receivable	—	—	—	2 901	—	2 901	2 901
Current portion of long-term loans receivable	—	—	—	29	—	29	29
Other current financial assets, derivatives	—	—	191	—	—	191	191
Other current financial assets, other	—	—	—	94	—	94	94
Investments at fair value through profit and loss, liquid assets	—	—	382	—	—	382	382
Available-for-sale investments, liquid assets carried at fair value	956	—	—	—	—	956	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	—	—	3 957	3 957
Total financial assets	4 913	741	573	3 120	—	9 347	9 336

Long-term interest-bearing liabilities(2)	—	—	—	—	3 286	3 286	4 521
Current portion of long-term loans(2)	—	—	—	—	3 192	3 192	3 385
Short-term borrowing	—	—	—	—	184	184	184
Other financial liabilities	—	—	35	—	—	35	35
Accounts payable	—	—	—	—	1 839	1 839	1 839
Total financial liabilities	—	—	35	—	8 501	8 536	9 964

(1)          For items not carried at fair value the following fair value measurement methods are used. The fair value is set to carrying amount for available-for-sale investments carried at cost less impairment for which no reliable fair value has been possible to estimate. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

(2)          The fair value of EUR Convertible Bonds (total of EUR 1 500 million maturing 2018-2020) as at end of 2013 was based on the bonds being redeemed at par plus accrued interest at the close of the sale of the Devices & Services business to Microsoft (level 3). The fair values of other long-term interest bearing liabilities are based on discounted cash flow analysis (level 2) or quoted prices (level 1).

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring most management judgment. At the end of each reporting period Nokia categorizes its financial assets and liabilities to appropriate level of fair value hierarchy. Items included in the following tables are measured at fair value on a recurring basis.

At September 30, 2014	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	13	—	—	13
Available-for-sale investments, carried at fair value	5	13	516	534

Other current financial assets, derivatives	—	207	—	207
Investments at fair value through profit and loss, liquid assets	402	—	—	402
Available-for-sale investments, liquid assets carried at fair value	2 117	11	—	2 129
Available for-sale investments, cash equivalents carried at fair value	2 975	—	—	2 975

Total assets	5 512	231	516	6 260

Derivative liabilities	—	181	—	181
Total liabilities	—	181	—	181

At December 31, 2013	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non-observable data (Level 3)	Total
	EURm	EURm	EURm	EURm
Available-for-sale investments, publicly quoted equity shares	11	—	—	11
Available-for-sale investments, carried at fair value	56	18	429	503
Other current financial assets, derivatives	—	191	—	191
Investments at fair value through profit and loss, liquid assets	382	—	—	382
Available-for-sale investments, liquid assets carried at fair value	945	11	—	956
Available for-sale investments, cash equivalents carried at fair value	3 957	—	—	3 957

Total assets	5 351	220	429	6 000

Derivative liabilities	—	35	—	35
Total liabilities	—	35	—	35

Level 3 investments mainly include a large number of unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value. The following table shows a reconciliation of the opening and closing balances of Level 3 financial assets:

EURm	Other available-for-sale investments carried at fair value
Balance at December 31, 2013	429
Total gains (+)/losses (-) in income statement	8
Total gains (+)/losses (-) recorded in other comprehensive income	46
Purchases	50
Sales	-38
Translation differences	21

Balance at September 30, 2014	517

The gains and losses from financial assets categorized in level 3 are included in other operating income and expenses in cases where the investment and disposal objectives for these investments are business driven. In other cases the gains and losses are included in financial income and expenses. A net gain of EUR 13 million (net loss of EUR 4 million in 2013) related to level 3 financial instruments held at September 30, 2014, was included in the profit and loss during 2014.

In Q3 2014 Nokia Group has concluded that there are no real estate properties that meet the criteria of assets held for sale.

INTEREST-BEARING LIABILITIES, Nokia Group, Continuing operations, EUR million

(unaudited)

	Issuer/Borrower	Final Maturity	30.9.2014	30.9.2013	31.12.2013
Revolving Credit Facility (EUR 1 500 million)	Nokia Corporation	March 2016	0	0	0
USD Bond 2039 (USD 500 million 6.625%)	Nokia Corporation	May 2039	397	375	364
USD Bond 2019 (USD 1 000 million 5.375%)	Nokia Corporation	May 2019	795	750	727
EUR Bond 2019 (EUR 500 million 6.75%)	Nokia Corporation	February 2019	500	500	500
EUR Convertible Bond 2017 (EUR 750 million 5%)	Nokia Corporation	October 2017	750	750	750
EUR Bond 2014 (EUR 1 250 million 5.5%)	Nokia Corporation	February 2014	0	1 250	1 250
EUR EIB R&D Loan	Nokia Corporation	February 2014	0	500	500
Prepaid liabilities(1)	Nokia Corporation	April 2014	0	1 500	1 500
Prepaid liabilities(2)	Nokia Solutions and Networks Finance B.V. and Nokia Solutions and Networks Oy	June 2014	0	984	958
Differences between Bond nominal and carrying values(3)	Nokia Corporation		7	-177	-182
Other liabilities(4)	Nokia Corporation and various subsidiaries		165	289	295
Total			2 614	6 721	6 662

(1) On April 25, 2014 Nokia completed the sale of substantially all of its Devices & Services business to Microsoft and EUR 500 million 1.125% convertible bonds due September 2018, EUR 500 million 2.5% convertible bonds due September 2019 and EUR 500 million 3.625% convertible bonds due September 2020, all issued by Nokia Corporation to Microsoft, were repaid and netted against the deal proceeds by the amount of principal and accrued interest.

(2) On June 19, 2014 Nokia Solutions and Networks Finance B.V. redeemed the EUR 450 million 6.75% bonds due April 2018 and the EUR 350 million 7.125% bonds due April 2020. During the second quarter 2014 Nokia Solutions and Networks Finance B.V. prepaid the EUR 88 million Finnish Pension Loan due October 2015, the EUR 50 million R&D Loan from European Investment Bank, the EUR 16 million Loan from Nordic Investment Bank and cancelled the EUR 750 million Revolving Credit Facility due June 2015.

(3) This line includes mainly Fair Value adjustments for bonds that are designated under Fair value hedge accounting and difference between Convertible Bond nominal value and carrying value of the financial liability component.

(4) This line includes also EUR 1 million (EUR 80 million and EUR 76 million, at September 30, 2013 and December 31, 2013 respectively) of non-interest bearing payables relating to cash held temporarily due to the divested businesses where Nokia  Networks continues to perform services within a contractually defined scope for a specified timeframe.

Upon completion of the above redemptions and cancellations, Nokia Corporation is the issuer or borrower in all material Nokia Group borrowings. All of these borrowings are senior unsecured and have no financial covenants.

COMMITMENTS AND CONTINGENCIES, Nokia Group, EUR million

(unaudited)

	Continuing operations	Nokia Group	Continuing operations
	30.09.2014	30.09.2013	31.12.2013

Collateral for own commitments
Assets pledged	9	38	38

Contingent liabilities on behalf of Group companies
Other guarantees	744	846	778

Contingent liabilities on behalf of associated companies
Financial guarantees on behalf of third parties	17	16	16

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	6	12	12
Other guarantees	163	198	103

Leasing obligations	545	974	550

Financing commitments
Customer finance commitments	8	30	25
Venture fund commitments	272	231	215

Basis of preparation

The unaudited, consolidated interim financial statements of Nokia have been prepared in accordance with International Accounting Standard 34 (“IAS 34, Interim Financial Reporting”).  The same accounting policies and methods of computation are followed in these interim financial statements as were followed in the consolidated financial statements of Nokia for 2013.

These interim financial statements were authorized for issue by management.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) expectations, plans or benefits related to Nokia’s strategies; B) expectations, plans or benefits related to future performance of Nokia’s businesses Nokia Networks, HERE and Nokia Technologies; C) expectations, plans or benefits related to changes in leadership and operational structure; D) expectations regarding market developments, general economic conditions and structural changes; E) expectations and targets regarding performance, including those related to market share, prices, net sales and margins; F) timing of the deliveries of our products and services; G) expectations and targets regarding our financial performance, cost savings and competitiveness, as well as results of operations; H) expectations and targets regarding collaboration and partnering arrangements; I) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; J) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, including any expectations, plans or benefits related to or caused by the transaction where Nokia sold substantially all of the Devices & Services business to Microsoft on April 25, 2014 (“Sale of the D&S Business”); K) statements preceded by or including “believe”, “expect”, “anticipate”, “foresee”, “sees”, “target”, “estimate”, “designed”, “aim”, “plans”, “intends”, “focus”, “continue”, “project”, “should”, “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause such differences include, but are not limited to: 1) our ability to execute our strategies successfully and in a timely manner, and our ability to successfully adjust our operations; 2) our ability to sustain or improve the operational and financial performance of our businesses and correctly identify business opportunities or successfully pursue new business opportunities; 3) our ability to execute Nokia Networks’ strategy and effectively, profitably and timely adapt its business and operations to the increasingly diverse needs of its customers and technological developments; 4) our ability within our Nokia Networks business to effectively and profitably invest in and timely introduce new competitive high-quality products, services, upgrades and technologies; 5) our ability to invent new relevant technologies, products and services, to develop and maintain our intellectual property portfolio and to maintain the existing sources of intellectual property related revenue and establish new such sources; 6) our ability to protect numerous patented standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 7) our ability within our HERE business to maintain current sources of revenue, historically derived mainly from the automotive industry, create new sources of revenue, for instance in the enterprise business, successfully recognize and pursue growth opportunities and extend the reach of our location services; 8) our dependence on the development of the mobile and communications industry in numerous diverse markets, as well as on general economic conditions globally and regionally; 9) Nokia Networks’ dependence on a limited number of customers and large, multi-year contracts; 10) our ability to retain, motivate, develop and recruit appropriately skilled employees; 11) the potential complex tax issues and obligations we may face, including the obligation to pay additional taxes in various jurisdictions and our actual or anticipated performance, among other factors, could result in allowances related to deferred tax assets; 12) our ability to manage our manufacturing, service creation and delivery, and logistics efficiently and without interruption, especially if the limited number of suppliers we depend on fail to deliver sufficient quantities of fully functional products and components or deliver timely services; 13) any inefficiency, malfunction or disruption of a system or network that our operations rely on or any impact of a possible cybersecurity breach; 14) our ability to reach targeted results or improvements by managing and improving our financial performance, cost savings and competitiveness; 15) management of Nokia Networks’ customer financing exposure; 16) the performance of the parties we partner and collaborate with, as well as financial counterparties, and our ability to achieve successful collaboration or partnering arrangements; 17) our ability to protect the technologies, which we develop, license, use or intend to use, from claims that we have infringed third parties’ intellectual property rights, as well as, impact of possible licensing costs, restriction on our usage of certain technologies, and litigation related to intellectual property rights; 18) the impact of regulatory, political or other developments, including those caused by the impact of trade sanctions, natural disasters or disease outbreaks on our operations and sales in those various countries or regions where we conduct business; 19) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 20) effects of impairments or charges to carrying values of assets, including goodwill, or liabilities; 21) our ability to successfully implement planned transactions, such as acquisitions, divestments, mergers or joint ventures, manage unexpected liabilities related thereto and achieve the targeted benefits; 22) the impact of unfavorable outcome of litigation, arbitration, contract related disputes or allegations of health hazards associated with our business; 23) potential exposure to contingent liabilities due to the Sale of the D&S Business and possibility that the agreements we have entered into with Microsoft may have terms that prove to be unfavorable for us, as well as the risk factors specified on pages 12-35 of Nokia’s annual report on Form 20-F for the year ended December 31, 2013 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements.

Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia Management, Helsinki — October 23, 2014

Media and Investor Contacts:

Corporate Communications, tel. +358 10 448 4900 email: press.services@nokia.com

Investor Relations Europe, tel. +358 4080 3 4080

Investor Relations US, tel. +1 650 644 4709

•                  Nokia plans to publish its fourth quarter and annual 2014 results on January 29, 2015

•                  Nokia will hold a Capital Markets Day for institutional investors in London, UK on November 14, 2014. Institutional investors who are planning to attend are encouraged to register for the event, as space is limited. Any questions related to Nokia’s Capital Markets Day can be addressed to cmd2014@nokia.com.